Exhibit 1

Interim Report Q2 2011

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
OPERATING RESULTS
Per fully diluted share
Cash flow from operations	$0.50	$0.53	$0.83	$1.13
Net income	1.26	0.12	1.67	0.37
Total (MILLIONS)
Cash flow from operations	$342	$327	$573	$693
Net income
Total	1,428	373	1,998	782
For Brookfield shareholders	838	89	1,116	253

		As At
		Jun. 30 2011	Mar. 31 2011	Dec. 31 2010
SHARE VALUES
Per fully diluted share
Intrinsic value[1]		$39.31	$37.76	$37.45
Net tangible asset value[2]		33.26	31.71	30.96
Total (MILLIONS)
Intrinsic value[1]		$25,069	$24,046	$22,261
Net tangible asset value[2]		21,069	20,046	18,261

1.	Represents net tangible asset value (see Note 2) plus the estimated value of the company’s asset management franchise, as at June 30, 2011, March 31, 2011 and December 31, 2010
2.

Reflects carrying values on a pre-tax basis prepared in accordance with procedures and assumptions utilized to prepare the company’s IFRS financial statements, adjusted to reflect asset values not recognized under IFRS (see Management’s Discussion and Analysis of Financial Results) as at June 30, 2011, March 31, 2011 and December 31, 2010

LETTER TO SHAREHOLDERS

OVERVIEW

The news since we last wrote to you has been consumed by negative macro-economic events led by European sovereign risks, the U.S. debt ceiling negotiations and a downgrade, Chinese interest rate tightening, an Indian stock market correction, and volatility across stock, currency and interest rate markets.

In contrast, at the grass roots business level, credit is available to well capitalized companies at very reasonable rates and overall business conditions continue to improve. We view this as a natural evolution of the economy and markets as we work through both the build up of the extremes that occurred during the 2005 to 2007 period, and the money pumped into the global economy in 2008 to 2010 in order to avert further economic issues.

For companies such as ours, with strong balance sheets and access to capital, business is good. Cash flows continue to improve and borrowing rates are attractive. The lack of credit available to marginal players enables us to continue to expand our operations on a value basis, selectively picking our spots. Acquisitions of assets by those prepared to buy through the reorganization process, or deal with the complexities of entities in financial turmoil, have never been more compelling on a risk reward basis.

We remain committed to building the company using investment grade leverage with the majority of this borrowing done at the asset level with no recourse to the corporation. This strategy, as in other uncertain times, should serve us well.

Q2 2011 INTERIM REPORT	1

OPERATIONS

During the second quarter, we recorded total net income of $1.4 billion, of which $838 million was attributable to Brookfield shareholders. Operating cash flows were $342 million for Brookfield shareholders, up substantially on a comparative basis to 2010, and assets under management now exceed $150 billion. We continue to experience improved operating results, and we are selectively expanding our businesses through both acquisitions and development initiatives.

Renewable Power Generation

•

Our power operations recorded a strong quarter with excellent rainfall in most of our watersheds and higher pricing on spot marketed power due to hot weather in a number of our markets. Second quarter results were therefore on plan and well ahead of 2010. Water levels are currently 4% above long-term average, so we are positioned well for the rest of the summer.

•

We closed the purchase of a 30 megawatt hydro facility in Brazil for R$300 million. This facility is near our other operations in Mato Grosso State and therefore was easily integrated into our operations.

•

Renewable power projects under construction totalling approximately 400 megawatts of capacity, with a construction cost of $1.2 billion, are on budget and will be commissioned in late 2011 or early 2012.

Commercial Properties

•

Property leasing was strong in Canada, Australia, and our major U.S. markets. We leased 1.7 million square feet during the quarter, bringing the total to 4.6 million square feet to date this year. Some of our other markets were less robust but we continue to see progress towards higher occupancies and rental rates.

•

We closed the purchase of a 75% interest in a 1.8 million square foot office property in midtown Manhattan, on a valuation of $520 million. This building is adjacent to our 5.4 million square foot West Side development site, and our plan is to refurbish the property to provide premier office and retail space for tenants in this emerging West Side office market.

•

We agreed to purchase a 50% interest in BankWest Tower, a 423,000 square foot office property in Perth for A$130 million. This property is across the street from City Square, the 1.2 million square foot signature office complex we are building with BHP as its major tenant. BankWest Tower’s anchor tenant will be vacating the building by 2014, and with the Perth office market tight for space, we believe our returns will be strong in this property.

•

We also acquired an additional 50% interest in the Southern Cross West office tower in Melbourne for A$120 million. This office property is part of our landmark Southern Cross development, comprising approximately 510,000 square feet in the heart of Melbourne, and leased to the Australian Post Office. The property was built by us and opened in 2009.

•

We sold 100% of a 1.3 million square foot office building in Houston to Chevron for $340 million. Chevron occupies 100% of this property, and they have also leased a further 311,000 square feet of office space in one of our other properties in Houston.

•	We traded 33% interests in two malls in Arizona for $75 million of cash and the acquisition of freehold interests in six big box anchor locations in our malls that were owned by another company.

•

On the financing front, we refinanced approximately $2 billion of retail mortgages generating net cash to the prior mortgages of approximately $600 million. $500 million of this cash was used by General Growth Properties (“GGP”) to repurchase its shares, with the balance available for corporate purposes.

•

GGP announced last week that it would distribute the shares of Rouse Properties Inc. to shareholders, which will own 30 shopping malls requiring more intensive redevelopment work over the next five years. This spin-off will enable a new management team to focus entirely on this collection of malls, and allow GGP to focus on its fortress asset portfolio, which post spin-off will have average sales of close to $500 per square foot. We intend to keep our shares of Rouse and support this new entity on its launch into the capital market.

2	BROOKFIELD ASSET MANAGEMENT

Infrastructure

•	Shipping volumes were up, timber had another favourable quarter, and our other infrastructure operations were largely on budget reflecting the stable nature of the operations.

•

We signed a new large customer contract for our rail expansion plans in western Australia. This contract with Karara Mining Limited supports our investment of over $400 million to upgrade our rail tracks. We also expect to sign three further contracts requiring investment of an additional $100 million, which in total should increase our rail net operating income, over a two-year period, from approximately $100 million today to over $250 million.

•

We received regulatory approval to begin construction of our Texas transmission project at a total cost of approximately $750 million. Project financing has been secured and construction will start in the third quarter.

Private Equity & Opportunistic Investing

•

We recapitalized an office property fund for $175 million by acquiring bank debt and converting it to equity. The fund owns a five million square foot portfolio of office properties on the west coast of the U.S., predominantly California, and we expect to earn strong returns on invested capital as we work with management to reposition the portfolio over the next five years.

•

We committed a $125 million senior secured loan to an infrastructure manufacturer who was facing a debt default. Our loan is well secured, and should earn us very good returns as we have provided the company with time to restructure its financial affairs.

•

Longview Fibre issued $480 million of high yield bonds and repatriated the net proceeds back to our Special Situations Fund II. Proceeds to Brookfield were close to $200 million with our Fund continuing to own 100% of the operation.

•

Housing continues to be strong in Brazil with many projects largely sold on launch. In western Canada, where most of our Canadian housing assets reside, housing performance is strong as a result of an oil backed economy. In the U.S., operations are stable in the markets in which we operate.

•

We closed the merger and a $510 million rights offering of Brookfield Residential, which was well subscribed with a 70% take-up by shareholders. Other shareholders invested ±$180 million into the rights offering and as a result, we now own 72% of the merged company.

•

We sold our Australian residential land business to a publicly traded developer for A$270 million. These operations largely consisted of two land assemblies in Perth. We decided to exit this business given its relatively small scale and the valuation of residential land in Australia compared to other areas where we operate.

DURABLE COMPETITIVE ADVANTAGES

We focus the largest portion of our investment capital on businesses with assets that have durable competitive advantages. What this means is that we are seldom invested in the “new new thing,” and correspondingly it means that we avoid the risks that come with attempting to stay ahead of the increasingly swift and dramatic shift in consumer tastes and attitudes, as well as technologies that affect many of these businesses.

Our major investment areas share specific competitive advantages, and we look for these same characteristics when considering a new business:

•

Limited Risk of Technological Obsolescence – We look for simple assets with high barriers to entry and proven long-term uses. Equally important is that they do not suffer from technological obsolescence that can destroy many investments. Barring something unforeseen, virtually all of our assets should continue to be a major part of the global economy and generally produce better results as the businesses grow and globalize.

Q2 2011 INTERIM REPORT	3

•

Long-Lives with Minimal Sustaining Capital Expenditures Required – After the upfront investment, most of our assets require only modest ongoing sustaining capital investment and therefore the cash that is generated is largely available for investment into other opportunities or distribution to owners.

•

Stability of Cash Flows – Due to the nature of the assets and contracts in place, the cash flows are usually highly stable, often with inflation protection or other types of locked-in escalators. This enables us to benefit from stable operating cash flows, and also allows us to finance these assets on a non-recourse basis on attractive terms.

•

Capital Appreciation Potential – These assets generally appreciate in value given their location so the return is a combination of the current cash flows, and the increased value of the asset at the end of the period (versus many assets that deplete over time).

•

Embedded Optionality – Many of our assets have “options” embedded in the revenue streams by way of features in the contracts or in the asset profile, that over time enable an active owner to out-perform what would otherwise be expected. An example are office or retail leases which often generate payment for cancelation as well as the opportunity to re lease. Another example are hydro plants, which often have reservoirs that can be tapped to capture peak pricing periods, versus other forms of electricity production which sell at average market prices.

•

Ability to Build Scale – We have the ability to expand many operations, build scale and productively deploy large amounts of capital. Despite this, each investment is distinct and can generally be separated financially from the others to ensure that one poor investment does not affect others or threaten the entire company.

EXPANSION IN AUSTRALIA

Given our favourable experience investing in commodity based economies and our goal seven years ago to geographically diversify our operations, we were naturally attracted to Australia.

Since acquiring major investments in the property and infrastructure areas in Australia over the past five years, we have assembled an incredible portfolio that is an extension of virtually all our operations. And while we are now a very substantial investor in the country, we plan to further increase our investment. In addition, our presence in Australia has assisted us in establishing small operations in India, China and the Middle East, which have the potential to be extremely meaningful to the company in five to ten years.

In total, we own approximately $15 billion of assets in Australia, representing some of the finest property and infrastructure projects in the country.

We targeted Australia as we felt comfortable doing business in the country given it is English speaking and has an excellent legal system. We also believed that because of its rich commodity base, the odds favoured its economy outpacing most other countries, with its currency benefiting correspondingly. And, while we do not target countries to benefit principally from currency movements, as an international investor, it is far easier to meet your return targets when you have the currency winds behind your back versus the opposite scenario, where you are trying to earn out-sized returns on investments because the currency is working against you.

Over the past five years, China’s raw material demands have had a dramatic effect on Australia, with over $200 billion being invested in infrastructure projects for natural gas, coal, bauxite, iron ore and other products. All of this has enhanced returns in Australia and increased the currency with enormous in-flows into the country in relation to its economy and population of ±20 million people. Although no investment or country is without its risks, we believe the future of Australia is positive, and in particular for our areas of operation.

In Australia, we today own and manage 44 office and retail properties encompassing 16 million square feet. This includes some of the newest and highest quality office properties in Sydney, Perth, Melbourne and Brisbane. We also own five premium office development sites including City Square in Perth. When complete, the City Square complex will comprise over 1.2 million square feet of office and retail space and will become the business heart of Perth. We also recently added two 50% interests in properties to the Australian portfolio and continue to seek opportunities to grow the business.

4	BROOKFIELD ASSET MANAGEMENT

We own one of the largest commercial construction companies in Australia which is currently active constructing office, retail, infrastructure and hospital projects across the country and around the world. This includes the $1.7 billion Fiona Stanley Hospital in Perth which is 38% complete.

We own 5,100 kilometres of rail tracks in western Australia where we earn tolls from customers who operate trains on our tracks. These tracks are irreplaceable as it would be close to impossible to find easements to lay down competitive tracks, and even if this was possible, the cost to replicate our infrastructure would be many multiples of our current investment value. Traditionally, our tracks were used for grain haulage but with the massive amount of investment being made in the mining sector, in particular iron-ore on the west coast, virtually all our future growth will be derived from mines coming on stream to feed the global commodity markets. This should enable us to virtually triple the cash flows from these assets over the next few years with possibly greater upside from there.

We own the Dalrymple Bay Coal Terminal (“DBCT”), a port facility which exports primarily metallurgical coal mined in the Bowen Basin region of Queensland, Australia. This area contains one of the lowest cost and most prolific coal deposits in the world, and DBCT is one of the world’s largest coal terminals, with an annual capacity of 85 million tons, accounting for 21% of global metallurgical seaborne coal exports.

In addition, we have used our base in Australia to expand our executive relocations businesses to all the major markets in the country, and attracted a number of institutional fund and other relationships for our businesses. We are also building our real estate and infrastructure advisory presence in Australia to mirror what we have elsewhere in the world, and believe each of these businesses have capacity to grow rapidly.

PRICE VERSUS VALUE

We are great believers that over the longer term the “Price” of a security will equal its “Value.” Despite this, in the short term, for many reasons, Price often does not equal Value. Investors, of course, have a daily mechanism to determine the Price of assets which are quoted in the stock market. On the other hand, we attempt to give you as much information about Value as we can without overwhelming you. Despite this, Value is often difficult to ascertain, in particular, during periods of market volatility such as those experienced over the past few years.

In our view, Price in the stock market is merely a function of the supply and demand characteristics for capital that desires to be invested in the stock market on a whole, in a sector of the market, or in a specific stock. The Price is therefore often influenced by topical news of the day and other matters that may or may not have any relevance to the Value of a specific security.

Value, on the other hand, is the net present value of the future cash flows of a business based on assumptions for future growth and discounted at an appropriate risk rate. The difficulty is that there is no absolute Value for anything, as there can always be wide views over an asset’s growth profile and the appropriate discount rate.

As a result of the above, in the short term, the Price of a publicly traded security often does not equate to its Value. Sometimes it is lower and sometimes it is higher. As a general rule, we do, however, believe that stock markets undervalue great businesses. This is largely because stock markets have difficulty placing a finite current value on the future value of a strong franchise.

This is particularly acute today when you look at large capitalization multi-national franchises that trade at low double digit multiples, have large amounts of cash on the balance sheet to deploy, and have meaningful prospects for earnings growth.

We attempt to provide you with our Value, which we refer to in our materials as Intrinsic Value. This is a combination of our book values, adjusted for some assets and operations which are not reflected at their fair values under IFRS accounting. The current number is approximately $39.31 and as shown in the following table, we believe that based on one’s view of the discount rates and market assumptions, this number could reasonably be higher or lower by $7.50 per share. We view this as the liquidation value on the low end and business value on the high end.

On a liquidation basis, you may take the view that realized values would be less than the underlying values, as we own a lot of assets and liquidating them all at once might be difficult. Alternatively, if you believe that a company should be valued as a going concern at

Q2 2011 INTERIM REPORT	5

the value willing buyers and sellers would pay for assets or businesses in a normal market, then you might conclude that achievable sales prices are above their appraised values, in particular when the current cash flows are still at low points as many operations recover from the recession.

The following table summarizes our estimate of values, as described above:

Per Share
	Total	Base Case	Liquidation Value	Business Value
AS AT JUNE 30, 2011 (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Adjusted Asset Value	$ 21,069	$ 39.31	$ 39.31	$ 39.31
100-basis point change in IRR’s1			(7.50)	7.50

Value Range			$ 31.81	$ 46.81

1.	Management estimates

SUMMARY

We continue to see a vast number of opportunities to add assets to our principal operating units. Most of these emanate from corporate and asset reorganizations caused by businesses having too much leverage. We are confident of our ability to add assets to our business in the next few years but are never sure when we will execute on a meaningful addition relative to the organic growth underway and planned.

We remain committed to being a world-class asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while emphasizing downside protection of the capital employed.

Our primary objective continues to be generating increased cash flows and net asset values on a per share basis, and as a result, creating higher value over the long term for shareholders.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or investment ideas.

J. Bruce Flatt

Chief Executive Officer

August 10, 2011

6	BROOKFIELD ASSET MANAGEMENT

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Interim Report contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in the report, in other filings with Canadian regulators or the SEC or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements” on page 70.

BASIS OF PRESENTATION

Use of Non-IFRS Accounting Measures

This Interim Report, including the Management’s Discussion and Analysis (“MD&A”), makes reference to Cash Flow from Operations, Net Tangible Asset Value and Intrinsic Value, all on a total and per share basis. Management uses these metrics as key measures to evaluate performance and to determine the net asset value of its businesses. These measures are not generally accepted measures under International Financial Reporting Standards (“IFRS”) and may differ from definitions used by other companies.

We derive operating cash flow from the information contained in our consolidated financial statements, which are prepared in accordance with IFRS. We define operating cash flows (which we use interchangeably with cash flow from operations) as net income prior to such items as fair value changes, depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations. We also incorporate most of the elements in net income that are not included in cash flow from operations, along with components of other comprehensive income, in determining our intrinsic and net tangible asset values.

We measure invested capital based on net tangible asset value unless otherwise stated, using the procedures and assumptions that we follow in preparing our financial statements under IFRS. These values are reported on a pre-tax basis, meaning that we have not reflected adjustments that we expect to make in our IFRS financial statements to reflect the difference between carrying values of assets and their tax basis. We do this because we do not expect to liquidate the business and, until any such taxes become payable, we have the ability to invest this capital to generate cash flow and value for shareholders. We have also included adjustments to revalue certain assets and businesses that are not otherwise carried at fair value in our financial statements. Intrinsic value includes both net tangible asset value and our estimate of the value of our asset management business franchise.

We provide additional information on how we determine Intrinsic Value, Net Tangible Asset Value and Operating Cash Flow in the balance of this document. We provide a reconciliation between Operating Cash Flow and Net Income and both Intrinsic Value and Net Tangible Value to Common Equity in the Reconciliation Between Consolidated and Segmented Financial Information on pages 59 to 64.

Information Regarding the Interim Report

Unless the context indicates otherwise, references in this Interim Report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities.

We utilize operating cash flow and net asset values in the Report when assessing our operating results and financial position, and do this on a deconsolidated basis organized by operating platform. This is consistent with how we review performance internally and, in our view, represents the most straightforward approach.

We measure invested capital based on net asset value unless otherwise stated, using the procedures and assumptions that we intend to follow in preparing our financial statements under IFRS, which we believe provides a much better representation of our financial position than historical book values.

Q2 2011 INTERIM REPORT	7

The U.S. dollar is our functional and reporting currency for purposes of preparing our consolidated financial statements, given that we conduct more of our operations in that currency than any other single currency. Accordingly, all figures are presented in U.S. dollars, unless otherwise noted.

The Report and additional information, including the Corporation’s Annual Information Form, is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com.

8	BROOKFIELD ASSET MANAGEMENT

Q2 2011 INTERIM REPORT	9

OVERVIEW

Brookfield is a global asset manager, with a focus on renewable power, property, and infrastructure. Our business model is simple: utilize our global reach to identify and acquire high quality real assets at favourable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets through our leading operating platforms to earn reliable, attractive long-term total returns for the benefit of our partners and ourselves.

We create value for shareholders in the following ways:

•	As an owner-operator, we aim to increase the value of the assets within our platforms and the cash flows they produce through our operating expertise, development capabilities and effective financing;

•

As an investor and capital allocator, we strive to invest at attractive valuations, particularly in distress situations that create opportunities for superior valuation gains and cash flow returns, or by monetizing assets at appropriate times to realize value; and

•

As an asset manager, by performing the foregoing activities not just with our own capital, but also with that of our clients. This enables us to increase the scale of our operations, which differentiates us from others, and enhances our financial returns through base management fees and performance-based income.

Our primary financial objective is to increase the intrinsic value of Brookfield, on a per share basis, at a rate in excess of 12% when measured over the longer term. Our intrinsic value has two main components:

•

The net tangible asset value of our equity. This is based on the appraised value of our net tangible assets as reported in our audited financial statements, with adjustments to eliminate deferred income taxes and revalue the assets which are not otherwise carried at fair value in our financial statements. We refer to this as Net Tangible Asset Value and use this basis of presentation throughout the MD&A; and

•

The value of our asset management franchise. Asset management franchises are typically valued using multiples of fees or assets under management. We have provided an assessment of this value, based on our current capital under management, associated fees and potential growth. We refer to this as Asset Management Franchise Value. This value, together with Net Tangible Asset Value, forms what we call Intrinsic Value. We provide a number of key metrics to assist in valuing this component of our intrinsic value.

The foregoing does not include our overall business franchise, which to us represents our ability to maximize values based on our extensive operating platforms and global presence, our execution capabilities, and relationships which have been established over decades. This value has not been quantified and is not reflected in our calculations of Intrinsic Value but may be the most valuable of them all.

Cash flow from operations is another important metric for us, as it serves as an important benchmark for valuing many of our assets and our operational efficiency. We provide additional information on how we determine Intrinsic Value, Net Tangible Asset Value and Operating Cash Flow in the balance of this document. We provide a reconciliation between Operating Cash Flow and Net Income and both Intrinsic Value and Net Tangible Value to Common Equity in the Reconciliation Between Consolidated and Segmented Financial Information on pages 59 to 64.

10	BROOKFIELD ASSET MANAGEMENT

Statements of Affairs

The following table summarizes the assets that we manage for ourselves and our clients along with the intrinsic value of our invested capital and our share of net operating cash flows on a segmented basis:

	Assets Under Management		Brookfield’s Invested Capital		Net Operating Cash Flow
AS AT JUN. 30, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2011	2010	2011	2010	2011	2010
Asset management and other services	$2,160	$1,930	$1,943	$1,800	$99	$78
Operating platforms
Renewable power generation	16,230	15,835	7,879	7,492	63	149
Commercial properties	76,369	53,369	9,613	6,909	122	102
Infrastructure	18,364	16,634	1,983	1,905	56	34
Development activities	15,469	9,351	3,594	3,184	24	37
Private equity and finance	22,128	21,390	1,930	2,155	122	38
Cash and financial assets	2,018	1,850	1,763	1,543	25	42
Other assets	1,447	1,199	715	919	—	—

	$154,185	$121,558	29,420	25,907	511	480

Less: Corporate borrowings/interest			(3,330)	(2,905)	(48)	(45)
Contingent swap accruals			(921)	(858)	(27)	(24)
Accounts payable and other/expenses			(1,512)	(1,556)	(84)	(75)
Preferred shares and capital securities			(2,588)	(2,327)	(10)[1]	(9)[1]

Net tangible asset value of common equity			21,069	18,261	342	327
Asset management franchise value			4,000	4,000	n/a	n/a

Intrinsic value/Operating cash flow			$25,069	$22,261	$342 [1]	$327 [1]
– Per share			$39.31	$37.45	$0.50	$0.53

1.	Prior to preferred share dividends of $26 million (2010 – $19 million) which have been deducted in per share results

Total Return and Intrinsic Value

The following table allocates the components of total return and our intrinsic value by segment during the second quarter of 2011:

	Components of Total Return				Continuity of Intrinsic Values
FOR THE THREE MONTHS ENDED JUN. 30, 2011 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Operating Cash Flow	Fair Value Changes	Recorded Gains[1]	Total Return	Opening Value	Total Return	Capital Allocation	Closing Value
Asset management and other services	$99	$84	$—	$183	$2,591	$183	$(116)	$2,658
Renewable power	63	164	—	227	7,685	227	(33)	7,879
Commercial properties	122	524	—	646	8,842	646	125	9,613
Infrastructure	56	38	—	94	1,920	94	(31)	1,983
Development	24	124	—	148	3,314	148	132	3,594
Private equity and finance	122	(66)[2]	(61)	(5)	2,226	(5)	(291)	1,930
Cash and financial assets	25	—	—	25	1,513	25	225	1,763

	511	868	(61)	1,318	28,091	1,318	11	29,420
Corporate obligations	(195)[3]	(19)	—	(214)	(8,045)	(214)	(92)	(8,351)

Net tangible asset value	316	849	(61)	1,104	20,046	1,104	(81)[4]	21,069
Asset management franchise	—	—	—	—	4,000	—	—	4,000

Common equity	$316	$849	$(61)	$1,104	$24,046	$1,104	$(81)	$25,069
– Per share	$0.50	$1.27	$(0.09)	$1.68	$37.76	$1.68	$(0.13)	$39.31

1.	Represents gains that are not recorded in equity under IFRS
2.	Reduction includes $23 million of disposition gains that are included in operating cash flow
3.	Includes preferred share dividends of $26 million
4.	Represents share dividends

Note: The foregoing tables exclude accounting provisions for future tax liabilities and include management estimates of the value of items not otherwise carried at fair value in our financial statements

Q2 2011 INTERIM REPORT	11

PERFORMANCE HIGHLIGHTS

We recorded solid financial and operational performance during the second quarter of 2011, and achieved a number of important growth objectives. The following is a summary of the more important highlights, with a particular emphasis on those that impacted our financial results and which may be likely to influence our future performance:

•

Operating cash flow was $829 million on a consolidated basis, of which $342 million ($0.50 per share) accrued to Brookfield shareholders, representing meaningful growth over 2010 on a comparable basis.

•	We increased tangible net asset values by $1.1 billion during the quarter, resulting in a total return of $1.68 per share during the quarter.

Total return reflects the cash flow generated within the business and increases in the net tangible value of our assets. We distributed $0.13 per share as dividends and the balance will continue to compound in the business.

•	We continued to expand our asset management franchise as measured by third party capital under management, base management fees and performance-based returns.

We will be fundraising for seven funds seeking total third party commitments of more than $4 billion. Base management fees totalled $47 million compared to $37 million in the 2010 quarter and we added $95 million of unrealized performance-based income. Capital under management for other increased by $1.4 billion during the quarter to $53.4 billion.

•	We completed $4.7 billion of capital raising initiatives in the second quarter of 2011, bringing the total to $16.0 billion for 2011.

We continue to accelerate refinancing initiatives to take advantage of the current low interest rate environment and extend our maturity profile. These activities enhanced our liquidity, refinanced near-term maturities and funded new investment initiatives. This included the virtual completion of the refinancing of our U.S. Office Fund portfolio debt. Core liquidity was $4.3 billion at June 30, consistent with levels at the end of the first quarter.

•	Our operating teams completed a number of important initiatives to increase the values and cash flows of our assets.

We acquired assets with a total value of $2.0 billion, which enabled us to invest $1.6 billion of capital, to expand our asset base and cash flows across all of our operating segments. This includes the acquisition of a 30 megawatt hydroelectric facility in Brazil for R$300 million, the purchase of interests in three office properties in New York, Melbourne and Perth and the sale of an office property in Houston. We signed 1.7 million square feet of new commercial office leases bringing the year-to-date total to 4.6 million square feet, and have a further 7 million square feet in serious discussions, benefitting from continued improvement in most of our major markets. We completed the spin-off of our North American residential businesses, which raised $180 million of equity capital from investors, and our Brazilian residential businesses completed R$746 million of launches and contracted sales of R$1,088 million, reflecting continued growth in this market.

•	We are working on a number of attractive growth opportunities, including expansion of our existing operations and potential acquisitions.

We completed a major long-term contract that will enable us to commence a nearly A$500 million expansion in our Western Australian rail lines and are also pursuing an expansion of our coal terminal in Eastern Australia. We are well advanced towards commencing construction of a $750 million transmission line in Texas and have a number of capital projects in our South American transmission and UK connections businesses.

In our renewable power business, we have eight projects in advanced stages of development with an estimated cost of $1.4 billion that will have approximately 500 megawatts of installed capacity and annual expected generation of 1,500 gigawatt hours. Commercial office development activities are focused on six projects comprising nine million square feet and a total value of approximately $7 billion. Our U.S. retail operations recently announced a plan to spin-off a portfolio of 30 non-core retail malls in order to focus on its core fortress mall portfolio.

12	BROOKFIELD ASSET MANAGEMENT

Cash Flow from Operations

The following table sets out our operating cash flows for the quarter on a segmented basis:

	Three Months Ended June 30		Six Months Ended June 30
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2011	2010	2011	2010

Asset management and other services	$99	$78	$175	$149
Renewable power generation	63	149	115	262
Commercial properties	122	102	226	172
Infrastructure	56	34	106	64
Development activities	24	37	39	45
Private equity and finance	122	38	154	170
Investment and other income	25	42	92	128
	511	480	907	990

Unallocated costs:
Interest expense	(85)	(78)	(170)	(153)
Operating costs	(84)	(75)	(163)	(139)
Current income taxes	—	—	(1)	(5)

Operating cash flow	$342	$327	$573	$693
– Per share	$0.50	$0.53	$0.83	$1.13

Cash flow from operations for the second quarter increased by $15 million over the same quarter last year. The increase reflects improved results throughout our operations, including a return to normalized hydrology in our renewable power generation business offset by a lower level of major disposition gains. The 2010 results included a $102 million gain on the partial sale of equity in our Canadian renewable power assets whereas the 2011 results included a $61 million gain on the partial monetization of a private equity investment.

Asset management fees and the contribution from other services increased to $99 million. Performance-based income during the quarter was $95 million but this was entirely deferred for accounting purposes until clawback periods expire. Base management fees increased to $47 million from $37 million as a result of new funds and increased third-party capital under management, over the past twelve months, particularly in our infrastructure business. The net contribution from construction and property services increased by $15 million to $42 million, which more than offset a lower level of transaction and advisory fees. Annualized base management fees are approximately $190 million, unchanged from the end of the first quarter of 2011.

Renewable power operations contributed net operating cash flow of $63 million. The 2010 results included $47 million from operations and the aforementioned disposition gain of $102 million. Generation levels returned to approximately normalized levels, which were 33% higher than the unusually low levels during the 2010 quarter and 2% below expected long-term averages, reflecting improved hydrology levels in Ontario, Quebec and New York. The impact of better hydrology was partially offset by lower pricing on the sale of uncontracted power as well as the reduced ownership in our Canadian operations.

The contribution from our commercial properties business increased by $20 million. This reflects a $47 million contribution from our ownership of General Growth Properties, offset by a lower contribution from our commercial office business. General Growth continues to benefit from improving sales results and post reorganization restructuring initiatives such as debt refinancing, cost reductions and portfolio optimization. Our office property results reflect a lower interest in our Australian operations following the merger of this business into our 50%-owned listed global office company and lease expiries in our U.S. operations in the third quarter of 2010. We leased 1.7 million square feet during the quarter, and our occupancy rate was 93.4% at quarter end with a 7.1-year average term. The average rent in the portfolio increased to $29 per square foot, which continues to be approximately 14% below market rents.

Q2 2011 INTERIM REPORT	13

Infrastructure cash flows totalled $56 million in the second quarter of 2011, compared to $34 million for the same period in 2010. Our utilities businesses contributed $9 million more than the same period last year due to increased ownership levels and our timber business increased its contribution by $7 million due to continued strong demand from Asia. Our utilities, transportation and energy businesses are largely regulated or contractual in nature, providing stable operating results that increase with inflation and the investment of additional capital.

Our development activities include residential real estate and opportunistic property investments, both of which are focused primarily on a shorter term investment time frame than our power, property and infrastructure businesses, which have a much longer ownership time frame. The combined contribution from these activities decreased to $24 million in the second quarter from $37 million in the same quarter last year. We continue to experience strong growth in Brazil reflected in launches and contracted sales; however the number of project completions in Brazil was below normalized levels and we experienced delays in closing lot sales in Canada, resulting in the deferral of profit recognition into future quarters.

Private equity and finance cash flows totalled $122 million for the second quarter of 2011, which includes $61 million of gains related to the partial monetization of a private equity investment, and $61 million representing our share of operating earnings within the porfolios. This compares to $38 million of operating earnings for the same period in 2010. Operating earnings continue to improve at most of our portfolio companies and we believe there are meaningful unrecognized gains to be reflected in our results in future periods based on current values.

Investment and other income totalled $25 million in the second quarter of 2011, compared to $42 million in 2010, the result of a lower level of investment and currency gains than in 2010. Unallocated costs, including corporate interest expense, increased by $16 million reflecting the impact of term debt issued during 2010 and our expanded operating base.

Total Return and Intrinsic Value

The intrinsic value of our common equity totalled $25.1 billion at quarter-end, or $39.31 per share. We achieved a total return during the quarter of $1.1 billion which consists primarily of operating cash flow and fair value increases. The components of total return are summarized on page 11 and described in greater detail throughout this report.

We recorded total fair value increases of $849 million which reflect increased valuations of U.S. office and retail properties as well as the impact of currency appreciation on the capital invested in our operations in Australia, Brazil and Canada.

Total return and changes in intrinsic value during the quarter are summarized in the table on page 60.

	Jun. 30, 2011		Mar. 31, 2011		Dec. 31, 2010
AS AT JUN. 30, 2011, MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share	Total	Per Share	Total	Per Share
Net tangible asset value	$21,069	$33.26	$20,046	$31.71	$18,261	$30.96
Asset management franchise value	4,000	6.05	4,000	6.05	4,000	6.49

Intrinsic value	$25,069	$39.31	$24,046	$37.76	$22,261	$37.45

The valuations assume normal transaction circumstances. We believe that these values would be lower on a liquidation basis (which we have no intention of undertaking) and higher if assessed in the context of a strategic sale over a period of time. Furthermore, we believe that disciplined owners can extract additional value by selling assets primarily when market imbalances result in premium valuations and usually exceed appraisal valuations as a result. We estimate that a 100-basis point decrease in the discount rates used to value our commercial properties, renewable power generating facilities, and infrastructure operations would increase our values by approximately $5 billion in aggregate, or $7.50 per share. A corresponding 100-basis point increase would have the opposite effect on our values. Key valuation assumptions are presented in Section 2 of the MD&A and our 2010 Annual Report.

14	BROOKFIELD ASSET MANAGEMENT

Capital Managed For Third Parties

The following table illustrates the capital managed for third parties, which totalled $53.4 billion at June 30, 2011. This includes $45.3 billion of capital that is currently invested as well as allocations of capital to private funds totalling $8.1 billion that have yet to be invested.

AS AT (MILLIONS)	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010
Private funds	$17,577	$17,563	$16,859
Managed listed issuers	6,207	5,897	5,425
Public securities	22,308	21,627	21,069
Other listed entities	7,299	6,885	6,580

	$53,391	$51,972	$49,933

Capital managed in our private funds was largely unchanged during the quarter. The increase of capital invested in our managed listed issuers increased due to higher stock market valuations totalling $310 million. The value of assets managed within our public securities operations increased by $681 million, representing net inflows of $360 million and increased valuations of $321 million.

We are currently working on a number of fundraising initiatives. We will have seven funds in the market over the course of 2011 and 2012 seeking more than $4 billion of third-party capital. This capital and the associated management arrangements give us the opportunity to earn additional base management and additional performance returns and carried interest, typically once returns exceed a pre-determined hurdle.

Invested Capital and Capital Deployed

Our capital continues to be invested primarily in (i) renewable hydroelectric power plants in North America and Brazil; (ii) commercial office properties in central business districts of major international centres and high quality retail properties; and (iii) a global portfolio of regulated infrastructure assets. These segments, together with cash and financial assets, represent approximately 73% of our invested capital and contribute to the strength and stability of our capitalization, operating cash flows and net asset values. Approximately 19% of our invested capital is deployed in more cyclical activities, such as residential development activities and our private equity and finance groups, with commensurately higher return expectations. The remaining 8% of capital is deployed in working capital and carrying values associated with our service businesses.

Q2 2011 INTERIM REPORT	15

The allocation of invested capital is shown in the following table:

	Brookfield’s Invested Capital[1]			% of Capital
AS AT (MILLIONS)	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010
Operating platforms
Renewable power generation	$7,879	$7,685	$7,492	27%	27%	29%
Commercial properties	9,613	8,842	6,909	33%	31%	27%
Infrastructure	1,983	1,920	1,905	7%	7%	7%
Development activities	3,594	3,314	3,184	12%	12%	12%
Private equity and finance	1,930	2,226	2,155	7%	8%	8%
Asset management and other services	1,943	1,867	1,800	6%	7%	7%
Cash and financial assets	1,763	1,513	1,543	6%	5%	6%
Other assets	715	724	919	2%	3%	4%

	$29,420	$28,091	$25,907	100%	100%	100%

1.	At net tangible asset value, excluding asset management franchise values

Invested capital increased by $1.3 billion or 5% during the quarter to $29.4 billion. We invested $1.6 billion of capital during the second quarter for ourselves and our clients through acquisitions and development activities bringing the year-to-date total to $4.4 billion. The major items are highlighted in the following table in total as well as our proportionate share:

	Three Months Ended		Six Months Ended
PERIOD ENDING JUN. 30, 2011 (MILLIONS)	Total	Brookfield’s Share	Total	Brookfield’s Share
Commercial properties	$345	$345	$2,205	$2,205
Renewable energy	470	330	605	465
Infrastructure	215	215	320	320
Development activities	515	385	825	695
Private equity	40	10	400	110

	$1,585	$1,285	$4,355	$3,795

The carrying values of assets located in Australia, Brazil and Canada also increased as a result of currency appreciation, as did the associated liabilities. The increases in currencies from the end of the prior quarter for our major non-U.S. currencies were as follows: Australia - 3.8%; Brazil - 4.3%; and Canada - 0.8%.

Financing Activities and Liquidity

We completed $4.7 billion of financings during the second quarter to supplement our liquidity, finance growth activities and extend our maturity profile, as shown in the following table:

(MILLIONS)	Proceeds	Rate	Term
Borrowings
Unsecured	$300	2.40%	3 years
Asset specific	3,750	5.45%	4 years
Equity/asset sales	635	n/a	Perpetual
Private funds	35	n/a	9 years

	$4,720

16	BROOKFIELD ASSET MANAGEMENT

The refinancing activities have enabled us to extend or maintain our average maturity term at favourable rates. The continued steepness in the yield curve and prepayment terms on existing debt continues to reduce the attractiveness of pre-financing a number of our maturities; however we are aggressively refinancing short dated maturities and longer-dated maturities when these are economical. Our objective is to lock in the current lower yield interest rate environment and, importantly, to extend term to match fund our long-life assets.

Core liquidity, which represents cash and financial assets and undrawn credit facilities at the Corporation and our principal operating subsidiaries, was approximately $4.3 billion at June 30, 2011, consistent with levels at end of the first quarter and 2010. This includes $3.0 billion at the corporate level and $1.3 billion at our principal operating units. We maintained an elevated level of liquidity as we continue to see a substantial number of highly promising investment opportunities. We also have client allocations of an additional $8.1 billion to finance acquisitions.

Capitalization

We continue to finance our operations on an investment-grade basis. The high quality and stable profile of our asset base and the strength of our financial relationships has enabled us to continuously refinance maturities in the normal course on an optimal basis. The average term to maturity of our corporate debt is eight years and we have no maturities until October 2012.

The following table summarizes our corporate capitalization, based on net tangible equity value:

	Corporate Capitalization			% of Capitalization
AS AT (MILLIONS)	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010
Corporate borrowings	$3,330	$3,062	$2,905	11%	11%	11%
Contingent swap accruals	921	885	858	3%	3%	3%

	4,251	3,947	3,763	14%	14%	14%
Accounts payable and other	1,512	1,516	1,556

Preferred shares and capital securities	2,588	2,582	2,327	9%	9%	9%
Common equity	21,069	20,046	18,261	72%	71%	71%

Net tangible equity	23,657	22,628	20,588	81%	80%	80%

Total corporate capitalization	$29,420	$28,091	$25,907	100%	100%	100%

Corporate borrowings and contingent swap obligations represented a 14% debt-to-net tangible capital ratio while equity securities totalled 81% of our deconsolidated capitalization, consistent with prior years. On a proportionately consolidated basis, reflecting our pro rata share of borrowings in our operating platforms, this ratio is 44% (2010 – 44%).

Net Income

We do not utilize net income on its own as a key metric in assessing the performance of our business because, in our view, it does not provide a consistent measure of the ongoing performance of the underlying operations. For example, net income includes fair value adjustments for our commercial properties, timber and financial assets but not our renewable power, utility and development assets. Nevertheless we recognize that others may wish to utilize net income as a key measure and therefore provide a discussion of net income and a reconciliation to operating cash flow below and in Part 3 of our MD&A. Furthermore, we incorporate most of the elements of net income that are not included in operating cash flow, along with components of other comprehensive income, in determining our intrinsic values and total return.

Q2 2011 INTERIM REPORT	17

The following table reconciles operating cash flow to net income for the three and six months ended June 30:

	Three Months Ended June 30		Six Months Ended June 30
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2011	2010	2011	2010
Revenues	$4,136	$3,376	$7,719	$6,407

Operating cash flow and gains	$342	$327	$573	$693
Less: unrecognized disposition gains[1]	(61)	(102)	(64)	(187)

	281	225	509	506

Other items
Fair value changes	768	(5)	924	58
Depreciation and amortization	(174)	(184)	(338)	(341)
Deferred income taxes	(37)	53	21	30

Net income attributable to Brookfield shareholders	$838	$89	$1,116	$253
– Per share (diluted)	$1.26	$0.12	$1.67	$0.37

1.	Represents gains that are recorded in equity for IFRS purposes, as offered to net income

Operating cash flow and gains is reduced by the amount of economic gains that are not recognized in net income for IFRS purposes, which amounted to $61 million in the current period. We recorded $768 million in fair value changes, which relates principally to increased valuations for our U.S. commercial office and retail properties and reflects higher cash flows as well as lower discount and capitalization rates.

18	BROOKFIELD ASSET MANAGEMENT

RENEWABLE POWER GENERATION

Overview

The following table presents certain key metrics that we consider in assessing the performance of our power business:

AS AT JUN. 30, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED JUN. 30	2011	2010
Realized price (per MWh) – Hydroelectric generation	$74	$83
Generation (GWh)	4,482	3,373
Long-term average generation (GWh)	4,581	4,479
% of contracted revenue for balance of the year
– Total	95%	93%
– Long-term contracts only	71%	70%
Duration of long-term contracts (years)	13	13
Debt to capitalization	41%	40%
Average term of debt (years)	10	11

The following table summarizes the capital invested in our renewable power operations and our share of the operating cash flows:

	Net Invested Capital		Net Operating Cash Flow
AS AT JUN. 30, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2011	2010	2011	2010
Hydroelectric generation	$5,749	$5,709	$81	$57
Other forms of generation	170	231	9	11
Facilities under development	484	239	–	–
Corporate assets and capitalization	476	713	(27)	(21)

Operating cash flow – excluding gains	–	–	63	47
Realization gains	–	–	–	102

Brookfield’s IFRS values	6,879	6,892	63	149
Values not recognized under IFRS	1,000	600	–	–

Brookfield’s invested capital and cash flows	$7,879	$7,492	$63	$149

We own the majority of our U.S. and Brazilian operations, with the exception of a few joint ventures. Most of our Canadian and certain U.S. operations are held through our 34% owned Brookfield Renewable Power Fund.

Q2 2011 INTERIM REPORT	19

Invested Capital

The following table presents the capital invested in our renewable power operations by major geographic region and asset class based on net asset values:

	0000000	0000000	0000000	0000000	0000000	0000000	0000000	0000000
	United States		Canada		Brazil		Total
AS AT JUN. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010

Hydroelectric generation	$4,873	$4,819	$5,424	$5,194	$2,517	$2,319	$12,814	$12,332
Wind energy	—	–	560	554	–	–	560	554
Co-generation and pumped storage	96	95	62	63	–	–	158	158
Facilities under development	166	59	354	101	125	79	645	239

	5,135	4,973	6,400	5,912	2,642	2,398	14,177	13,283
Accounts receivable and other	378	499	273	393	484	409	1,135	1,301

	5,513	5,472	6,673	6,305	3,126	2,807	15,312	14,584
Property specific borrowings	1,833	1,873	1,499	1,284	691	677	4,023	3,834
Accounts payable and other	147	176	548	418	208	244	903	838
Co-investor interests	302	220	1,772	1,578	157	70	2,231	1,868

	$3,231	$3,203	$2,854	$3,025	$2,070	$1,816	8,155	8,044

Corporate debt							1,276	1,152
Values not recognized under IFRS							1,000	600

Net invested capital							$7,879	$7,492

Net invested capital increased by $387 million as a result of operating cash flow and currency appreciation. We also invested additional capital into facilities under development, particularly Canadian and U.S. wind projects, that was funded with additional borrowings and cash resources.

Co-investor interests in Canada include C$250 million of preferred shares and equity units in our Canadian power fund, which are carried at market value.

The increase of $400 million in “values not recognized under IFRS” consists largely of offsets to depreciation expense ($224 million) and the mark-to-market increase of minority interest in the Canadian power fund ($160 million) during the first half of 2011, to achieve consistency with the IFRS policy of revaluing the associated operating assets only on an annual basis.

20	BROOKFIELD ASSET MANAGEMENT

Operating Results

We recorded $63 million of operating cash flow prior to gains, compared to $47 million in the 2010 quarter. The following table sets out operating cash flows by region:

	0000	0000	0000	0000	0000	0000	0000	0000
	United States		Canada		Brazil		Total
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010
Hydroelectric generation	$98	$86	$53	$29	$57	$39	$208	$154
Wind energy	–	–	12	7	–	–	12	7
Co-generation and pumped storage	2	5	5	3	–	–	7	8

Net operating income	100	91	70	39	57	39	227	169
Property specific interest expense	35	35	23	23	22	17	80	75
Co-investor interests	21	14	34	12	2	–	57	26

	$44	$42	$13	$4	$33	$22	90	68

Unallocated expenses
Interest expense							16	18
Current tax expenses							11	3

Net operating cash flow - excluding gains							63	47
Realization gains							–	102

Net operating cash flow and gains							$63	$149

The principal operating variances included:

•	An increase of $54 million in the net operating income from hydroelectric facilities to $208 million, reflecting higher generation, primarily in Ontario, Quebec and New York; offset by

•	An increase of $31 million in co-investor interests, reflecting increased generation as well as our reduced ownership of our Canadian power fund compared to the 2010 quarter;

•	The 2010 results include a $102 million gain on the sale of a partial interest in the Canadian power fund.

Realized Prices

The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2011				2010
FOR THE THREE MONTHS ENDED JUNE 30 (GIGAWATT HOURS AND $ MILLIONS)	Production (GWh)	Realized Revenues	Operating Costs	Net Operating Income	Production (GWh)	Realized Revenues	Operating Costs	Net Operating Income
United States	2,042	$145	$47	$98	1,589	$135	$49	$86
Canada	1,287	76	23	53	726	54	25	29
Brazil	783	83	26	57	738	66	27	39

Total	4,112	$304	$96	$208	3,053	$255	$101	$154

Per MWh		$74	$23	$51		$83	$33	$50

Operating cash flow on a per MWh basis increased to $51 per MWh in 2011 from $50 per MWh in 2010. Realized prices declined 11% to $74 per MWh as we experienced a higher proportion of generation from hydro facilities in regions subject to lower spot market prices such as New York and Quebec. In addition, the 2011 quarter included a smaller contribution from short-term financial contracts than 2010. Operating costs decreased on a per unit basis as our costs, which are primarily fixed, were spread over a higher base of generation.

Our Brazil portfolio is 98% contracted and is not exposed to significant volume risk as the regulatory regime normalizes generation for producers. Accordingly, the increased revenues reflect development projects completed in 2010 and currency appreciation.

Q2 2011 INTERIM REPORT	21

Generation

The following table summarizes generation during 2011 and 2010:

					Variance of Results
	Actual Production		Long-Term Average		Actual vs. Long-term Average		Actual vs. Prior Year
FOR THE THREE MONTHS ENDED JUNE 30 (GIGAWATT HOURS)	2011	2010	2011	2010	2011	2010	2011
Hydroelectric generation - existing capacity
United States	2,042	1,589	1,829	1,835	213	(246)	453
Canada	1,287	726	1,488	1,384	(201)	(658)	561
Brazil	719	681	713	751	6	(70)	38

Total hydroelectric operations	4,048	2,996	4,030	3,970	18	(974)	1,052
Acquisitions - during 2010 and 2011	64	57	65	62	(1)	(5)	7
Wind energy	151	102	160	129	(9)	(27)	49
Co-generation and pumped storage	219	218	326	318	(107)	(100)	1

Total generation	4,482	3,373	4,581	4,479	(99)	(1,106)	1,109

% Variance					(2% )	(25% )	33%

Hydroelectric generation from existing capacity long-term averages, reflecting a return to average rainfall and water flows in all regions. Generation in the second quarter of 2010 was 25% below long-term averages.

As noted above, generation in Brazil is subject long-term average generation rather than actual generation produced, mitigating the impact of changing water levels.

Contract Profile

We have hedged approximately 95% and 79% of our long-term average generation during the balance of 2011 and 2012, respectively. Approximately 67% of the expected generation is hedged with long-term contracts that have an average term of 13 years while 24% of our revenue for 2011 is hedged with shorter-term financial contracts.

The following table profiles our contracts over the next five years for generation from our existing facilities, assuming long-term average hydrology:

		Years ended December 31
	Balance of 2011	2012	2013	2014	2015
Generation (GWh)
Contracted
Power sales agreements
Hydro	4,788	9,368	9,185	8,449	7,907
Wind	447	1,197	1,197	1,197	1,197
Gas and other	218	398	398	134	–

	5,453	10,963	10,780	9,780	9,104
Financial contracts	1,877	2,198	–	–	–

Total contracted	7,330	13,161	10,780	9,780	9,104
Uncontracted	360	3,507	6,109	6,800	7,342

Long-term average generation	7,690	16,668	16,889	16,580	16,446

Contracted generation – as at June 30, 2011
% of total generation	95%	79%	64%	59%	55%
Price (per MWh)	$86	$89	$97	$93	$93

22	BROOKFIELD ASSET MANAGEMENT

The average contracted price fluctuates from period to period as existing contracts expire and new contracts are entered into and as a result of changes in currency exchange rates for contracts in Brazil and Canada. We have been able to increase the overall contract level in the first two years of our contract profile because of the higher portion of long-term contracts, which do not typically expose us to any volume risk.

The following table illustrates the stability of our power generating revenues by presenting our results for the past four years with the revenues for our hydroelectric and wind power operations adjusted to reflect long-term hydrology and 2010 exchange rates, thereby eliminating currency and hydrology fluctuations.

YEARS ENDED DECEMBER 31	2007	2008	2009	2010
Revenues (MILLIONS)
Long-term	$419	$514	$534	$839
Short-term	432	496	427	285
Ancillary	54	69	75	58

	$905	$1,079	$1,036	$1,182
Expected generation (GWh)	12,649	13,729	14,335	14,866
Average realized price (per MWh)	$72	$79	$72	$80
Long-term revenues
% of total hydro and wind revenues	46%	48%	52%	71%
Average price (per MWh)	$68	$72	$75	$86

The completion of major long-term revenue contracts in recent years has increased the volume and price of long-term contracted power generating revenues to 71% in 2010, and an average price of $86 per megawatt hour.

Furthermore, a 10% variance in our short-term energy revenues and ancillaries represents less than 3% of the revenues from these operations. Given the current low price environment and our expectation that demand for renewable energy will continue to increase, we believe there is much more potential for substantial increases in our overall revenues.

Business Development

We advanced development of five hydroelectric facilities and three wind facilities in North America and Brazil including the start of construction on a 102 megawatt (MW) wind farm in California. The hydroelectric facilities are designed to have installed capacity of 109 MW and expected annual generation of 431 GWh for total estimated project costs of approximately $500 million. The wind facilities are designed to have installed capacity of 367 MW, expected annual generation of 1,074 GWh and total project costs of approximately $900 million. The facilities are expected to be commissioned between 2011 and 2013. We are also actively pursuing a number of small and large acquisition opportunities.

Outlook

Water inflows and generation during the second quarter were at or above long-term average and reservoir levels were above average at the end of the quarter. Accordingly, we are in a position to achieve long-term generation targets for the balance of the year should normal water conditions prevail. We also expect to benefit in future years from the contribution from the development and acquisition of additional hydroelectric and wind facilities, as described above under “Business Development”. We have 95% of our expected generation under contract for the balance of the year, and 79% of 2012 at attractive prices. This significantly reduces our exposure to short-term or spot pricing, which continues to be at low levels. Over the longer term, we expect that renewable energy such as the hydroelectric and wind power we produce will continue to command a premium in the market and lead to extended increases in realized prices and operating cash flows.

Q2 2011 INTERIM REPORT	23

Commercial Properties

Overview

The following table summarizes the capital we have invested in our commercial properties operations and our proportionate share of the operating cash flows:

	Net Invested Capital		Net Operating Cash Flow
AS AT JUN. 30, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2011	2010	2011	2010
Office properties	$5,321	$4,810	$77	$101
Retail properties	4,073	1,606	45	1
Office development properties	194	168	–	–

	9,588	6,584	122	102
Values not recognized under IFRS	25	325	–	–

	$9,613	$6,909	$122	$102

Net invested capital increased by $2.7 billion to $9.6 billion during 2011 primarily due to the investment of an additional 12% interest in General Growth Properties (“GGP”) in the first quarter, increasing our retail property operations by $1.7 billion, combined with an $800 million increase in the value of our office and retail properties during the second quarter.

Retail property cash flows reflect the contribution from our U.S. retail operations, held through our interest in General Growth which was acquired in the fourth quarter of 2010.

Office property net operating income on a “same store” basis increased by 7%, however remained flat after removing the impact of currency appreciation as lower occupancy offset increases in in-place rents. The decline in overall cash flows reflect a lower interest in our Australian properties that were merged into our 50%-owned global office property company last year.

Office Properties

The following table presents key performance metrics relating to our commercial office properties operations:

AS AT JUN. 30, 2011 AND DEC. 31, 2010	2011	2010
Occupancy	93.4%	95.0%
Average lease term (years)	7.1	7.2
Average “in-place” rental rate (per sq. ft.)	$29.00	$28.15
Debt to capitalization	50%	50%
Average financing term (years)	4.7	4.3

We own our U.S., Canadian and most of our Australian properties through 50%-owned Brookfield Office Properties. Brookfield Office Properties in turn operates a number of private and listed entities through which public and institutional investors participate in our portfolios. This gives rise to co-investor interests in the invested capital, operating cash flows and fair value changes that accrue to these investors. Our European operations consist primarily of our 22% interest in Canary Wharf Group (UK).

24	BROOKFIELD ASSET MANAGEMENT

Invested Capital – Office

The following table presents the capital invested in our office properties by region:

	United States		Canada		Australia		Europe		Total
AS AT JUN. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Office properties	$7,586	$7,327	$4,409	$3,971	$3,712	$3,432	$540	$518	$16,247	$15,248
Unconsolidated properties	2,957	2,674	–	–	1,052	997	854	698	4,863	4,369
Accounts receivable and other	542	760	278	214	541	454	130	169	1,491	1,597

	11,085	10,761	4,687	4,185	5,305	4,883	1,524	1,385	22,601	21,214
Property specific borrowings	3,661	3,669	1,781	1,672	2,548	2,666	456	443	8,446	8,450
Accounts payable and other	787	933	121	–	201	162	37	37	1,146	1,132
Co-investor interests	957	861	421	399	682	674	–	–	2,060	1,934

	$5,680	$5,298	$2,364	$2,114	$1,874	$1,381	$1,031	$905	10,949	9,698

Unallocated
Corporate debt									303	188
Capital securities									1,050	1,038
Co-investor interests									4,275	3,662

									5,321	4,810
Values not recognized under IFRS									25	–

Net invested capital									$5,346	$4,810

Net invested capital increased by $0.5 billion during 2011, to $5.3 billion at June 30, 2011. The increase reflects operating cash flow net of gains of $77 million, fair value gains of $0.3 billion and currency appreciation. The fair value gains primarily reflect increases in the appraised values of our United States properties, due primarily to lower discount rates. Unallocated co-investor interests relate primarily to the interests of other shareholders in Brookfield Office Properties, whereas the co-investor interests in each region relate to funds and joint ventures in those regions.

Unconsolidated properties primarily include: in the United States, our U.S. Office Fund ($2.0 billion) and 245 Park Avenue ($0.6 billion); in the UK, Canary Wharf ($0.9 billion); and, in Australia, a variety of property funds and joint venture interests.

The key valuation metrics of our commercial office properties are presented in the following table. The valuations are most sensitive to changes in the discount rate. A 100-basis point change in the discount rate and terminal capitalization rate results in an $1.7 billion change in our common equity value after reflecting the interests of minority shareholders. Average discount and capitalization rates declined in the Unites States, giving rise to the increased valuations. Rates were largely unchanged in other regions.

	United States		Canada		Australia
AS AT JUN. 30, 2011 AND DEC. 31, 2010	2011	2010	2011	2010	2011	2010
Discount rate	7.8%	8.1%	6.9%	6.9%	9.1%	9.1%
Terminal capitalization rate	6.5%	6.7%	6.3%	6.3%	7.5%	7.4%
Investment horizon (years)	11	10	11	11	10	10

Q2 2011 INTERIM REPORT	25

Operating Results – Office

The following table shows our operating results:

	United States		Canada		Australia		Europe		Total
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Existing properties	$97	$104	$68	$62	$78	$61	$8	$8	$251	$235
Acquired, developed and sold	11	8	–	1	6	2	–	–	17	11
Unconsolidated properties	55	61	5	4	–	1	–	–	60	66

	163	173	73	67	84	64	8	8	328	312
Interest expense	59	58	22	18	56	39	7	7	144	122
Co-investor interests	8	8	4	3	13	10	–	–	25	21

	$96	$107	$47	$46	$15	$15	$1	$1	159	169

Unallocated items
Disposition gains									33	20
Investment income and other									12	26
Interest expense									(19)	(17)
Operating costs									(22)	(30)
Co-investor interests									(86)	(67)

Net operating cash flow									$77	$101

Net operating income generated by existing office properties (i.e. those held throughout the periods) is presented in the following table on a constant exchange rate, using the average exchange rate during the current period for the comparative periods as well. This table illustrates the stability of these cash flows that arises from the high occupancy levels and long-term lease profile.

FOR THE THREE MONTHS ENDED (MILLIONS)	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010	Jun. 30 2010
United States	$97	$99	$100	$104
Canada	68	65	65	66
Australia	78	73	76	74
Europe	8	8	8	8

	251	245	249	252
Currency variance	–	(3)	(12)	(17)

	$251	242	$237	$235

Average per square foot	$29.00	$28.37	$28.15	$26.72

Net operating income on a comparable basis remained flat versus the second quarter in 2010, and increased by 7% including currency appreciation. Contractual increases in existing leases and new leasing activity which led to higher in-place rents were more than offset by reduced occupancy following the expiry of leases in two properties in Lower Manhattan and Boston.

The contribution from properties acquired, developed and sold since the beginning of the comparative period includes acquisitions in Houston and Washington D.C and the consolidation of the New Zealand Property Fund which includes eleven properties. The increase in interest expense reflects these activities as well as the impact of foreign currency translation on borrowings in Australia and Canada.

26	BROOKFIELD ASSET MANAGEMENT

Leasing Profile – Office

Our worldwide portfolio occupancy rate in our office properties at the end of the second quarter of 2011 was 93.4%. Occupancy levels in the United States declined to 91.3% due to the expiry of leases in lower Manhattan and Boston, while occupancy levels elsewhere remain favorable. We have leased over 4.6 million square feet during the first six months of 2011 and we are in serious discussions on an additional 7 million square feet, which would further improve our leasing profile.

					Expiring Leases (000’s sq. ft.)
AS AT JUNE 30, 2011	% Leased	Average Term	Net Rental Area	Currently Available	Balance of 2011	2012	2013	2014	2015	2016	2017 & Beyond
North America
United States	91.3%	6.7	44,629	3,880	1,244	2,414	6,646	3,021	4,550	2,582	20,292
Canada	96.2%	8.2	17,163	652	165	457	2,453	456	2,474	1,605	8,901
Australia	97.9%	6.7	8,865	188	177	433	385	646	978	1,022	5,036
Europe	100.0%	10.1	556	–	–	–	–	262	–	–	294

Total/Average	93.4%	7.1	71,213	4,720	1,586	3,304	9,484	4,385	8,002	5,209	34,523

Percentage of total			100%	6.6%	2.2%	4.6%	13.3%	6.2%	11.2%	7.3%	48.6%

We use in-place net rents as a measure of leasing performance, and calculate this as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses. This measure represents the amount of cash generated from leases in a given period.

Average in-place net rents across the North American portfolio approximate $25 per square foot compared to $24 per square foot at the end of 2010. We leased 1.6 million square feet in the quarter at rents that approximate expiring in-place leases. Net rents remain at a discount of approximately 20% to the average market rent of $30 per square foot. This gives us confidence that we will be able to maintain or increase our net rental income in the coming years and, together with our high overall occupancy, to exercise patience in signing new leases.

Average in-place rents in our Australian portfolio are A$49 per square foot, which approximates market rents. The occupancy rate across the portfolio remains high at 98% and the weighted average lease term is approximately seven years.

Retail Properties

Invested Capital – Retail

The following table presents our invested capital in these operations:

	North America		Brazil		Australia and UK		Total
AS AT JUN. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010
Retail properties	$–	$–	$2,275	$2,105	$759	$1,035	$3,034	$3,140
General Growth Properties	3,367	1,014	–	–	–	–	3,367	1,014
Accounts receivable and other	184	166	337	337	36	23	557	526

	3,551	1,180	2,612	2,442	795	1,058	6,958	4,680
Property specific borrowings	–	–	1,160	1,262	309	456	1,469	1,718
Accounts payable and other	–	–	145	153	109	147	254	300
Co-investor interests	234	198	902	821	–	–	1,136	1,019

	$3,317	$982	$405	$206	$377	$455	4,099	1,643

Unallocated corporate debt							–	14
Co-investor interests							26	23

							4,073	1,606
Values not recognized under IFRS							–	325

Net invested capital							$4,073	$1,931

Q2 2011 INTERIM REPORT	27

Invested capital in our retail properties increased by $2.1 billion to $4.1 billion from the prior year, reflecting the investment of a further $1.7 billion in GGP, increasing our direct and indirect ownership to 20% and 40% respectively. We record our retail malls at fair value in our financial statements and we recorded a $504 million increase in the carrying value of our U.S. mall portfolio in the second quarter reflecting increases in contractual cash flows and an overall 30 basis point decrease in capitalization rates. Co-investor interests in our U.S operations relates to the holdings of GGP belonging to certain of our co-investors that are consolidated in our financial statements.

We invested an additional R$300 million in our Brazilian retail operations in the current quarter, increasing our ownership interest from 25% to 39%. We refinanced the Fund’s acquisition debt, extending its maturity to nine years and used the proceeds of our equity injection to repay a portion of the debt. We disposed of our UK malls in the first quarter of 2011.

Operating Results – Retail

The following table presents operating results from our retail operations:

	North America		Brazil		Australia and UK		Total
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010
Net operating income	$–	$–	$33	$26	$10	$9	$43	$35
General Growth Properties	49	–	–	–	–	–	49	–

	49	–	33	26	10	9	92	35
Interest expense	–	–	37	27	8	8	45	35
Operating costs	–	–	3	–	–	–	3	–
Co-investor interests	2	–	(4)	(1)	1	–	(1)	(1)

Net operating cash flow	$47	$–	$(3)	$–	$1	$1	$45	$1

Our U.S. mall operations, which we acquired in the fourth quarter of 2010, contributed $47 million of net operating cash flow during the quarter, representing our 20% share of GGP’s funds from operations of $229 million as reported under IFRS. Core funds from operations reported by GGP, which exclude certain items relating to the recent reorganization, were $200 million, consistent with $206 million in the same period last year and $220 million in the first quarter of 2011. Same store tenant sales increased 8.4% to $465 per square foot compared to the same quarter in the prior year and occupancy increased by 90 basis points to 92.5%, reflecting the continued improvement in performance of the high quality regional malls in our portfolio. We completed the refinancing of 11 malls with $2.2 billion of new debt at an average rate of 5.31% with a term of ten years.

Tenant sales in Brazil continued to perform well, however increases in local borrowing costs continue to offset growth in operating cash flow. Over the longer term we expect cash flow growth to outpace interest expense.

Office Development Properties

The following table presents capital invested in our office development activities:

	2011				2010
AS AT JUN. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital
Australia
City Square, Perth	$752	$317	$218	$217	$597	$203	$197	$197
Other	344	172	13	159	271	112	–	159
North America
Manhattan West, New York	280	227	27	26	280	227	27	26
U.S. Office Fund	28	–	14	14	28	–	14	14
Other	203	–	101	102	181	–	90	91
United Kingdom	105	–	53	52	74	–	37	37
Unsecured development debt	–	376	–	(376)	–	356	–	(356)

	$1,712	$1,092	$426	$194	$1,431	$898	$365	$168

28	BROOKFIELD ASSET MANAGEMENT

We continued development of the City Square project in Perth, which has a total projected construction cost of approximately A$935 million. City Square office tower is 100% pre-leased and the development is 91% pre-leased overall with leases pending for the balance of the space. The project is scheduled for completion in the first half of 2012.

We own development rights on Ninth Avenue between 31st Street and 33rd Street in New York City which entitles us to 5.4 million square feet of commercial office space entitlements. We expect that this will be one of the first sites for office development in Manhattan once new office properties become economic. We recently signed an agreement to acquire an adjacent property to further expand this important development initiative. We also hold a well positioned development site in London UK and expect to commence work on this project later this year.

Business Development

Deal flow is picking up across our global office markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation we are also looking to divest of all or a partial interest in a number of mature assets to capitalize on existing market conditions.

Given the small amount of new office development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. We are currently focused on six development projects totalling nine million square feet. This pipeline, once built could add more than $7 billion in assets and we are actively advancing planning and entitlements and seeking tenants for these sites.

In our retail business in the U.S., we continue to improve the profitability of the business by rationalizing the portfolio and leases, refinancing debt and reducing costs. GGP recently announced a proposal to spin out 30 smaller malls to its shareholders, including Brookfield, in line with the objective to focus on the core mall portfolio, which generates comparable tenant sales approaching $500 per square feet.

Outlook

Office leasing momentum has continued and we have successfully leased 1.7 million square feet in the second quarter bring the year-to-date total to 4.6 million square feet. We are in the middle of robust leasing discussions that cover 7 million square feet of additional space. If executed this could propel us to our highest leasing year ever, help maintain occupancy, and significantly reduce our lease-rollover exposure through 2016. Approximately 26% of this activity represents new or expanding tenants.

Our primary markets are in what we consider the second stage of recovery: meaning not only has leasing velocity picked up but we are seeing an improvement in lease economics as well. The other markets in which we operate are solidly in the initial stage of recovery: leasing velocity has picked up although to date we have not seen meaningful improvement in economics. We also continue to experience increasing sales and occupancy levels in our U.S. retail portfolio.

Q2 2011 INTERIM REPORT	29

INFRASTRUCTURE

Overview

The following table summarizes the capital we have invested in our infrastructure operations as well as our share of the operating cash flows:

	Net Invested Capital		Net Operating Cash Flow
AS AT JUN. 30, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2011	2010	2011	2010
Utilities	$574	$556	$27	$18
Transport and energy	477	433	11	11
Timber	849	824	19	12
Corporate and other	(92)	(33)	(1)	(7)

Brookfield’s IFRS values	1,808	1,780	56	34
Values not recognized under IFRS	175	125	–	–

Brookfield’s invested capital	$1,983	$1,905	$56	$34

We own our various infrastructure businesses through several managed investment funds, including our two flagship entities: Brookfield Infrastructure Partners LP, which is publicly listed; and the Brookfield Americas Infrastructure Fund, which is privately held by institutional investors. We also operate a number of smaller listed and unlisted funds with specialized investment strategies. We consolidate all of our managed entities and most of the underlying operating businesses, although some of our operations are equity accounted. We completed a merger with partially owned Prime Infrastructure, through which we held a number of our Utilities, Transport and Energy business, in November 2010, (the “Prime merger”) which increased our ownership interest and led to the consolidation of a number of the underlying business units.

Operating Results

The following table sets out the variances in our operating results:

	Utilities		Transport & Energy		Timber		Total

FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010
Net operating income	$86	$6	$47	$11	$67	$41	$200	$58
Unconsolidated businesses	31	34	15	23	1	1	47	58

	117	40	62	34	68	42	247	116
Interest expense	37	2	20	7	21	21	78	30
Co-investor interests	53	20	31	16	28	9	112	45

	$27	$18	$11	$11	$19	$12	57	41

Unallocated items
Investment income and other							8	–
Interest expense							(8)	(2)
Corporate costs							(11)	(12)
Co-investor share of unallocated costs							10	7

							$56	$34

Utilities

Our utilities operations contributed $27 million of net operating cash flow in the quarter, compared to $18 million in the same quarter of 2010. Improved operating results added a further $6 million, with the balance of the increase due to our increased ownership level and currency appreciation.

These businesses typically earn a pre-determined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly the returns are highly predictable and not impacted to any great degree by short-term volume or price fluctuations.

30	BROOKFIELD ASSET MANAGEMENT

The following table illustrates this stability by presenting operating cash flows prior to interest expense and co-investor interests on a constant exchange rate, using the average exchange rate during the current period for the preceeding quarters as well. We have also presented the 2010 quarters using the same basis of accounting employed following the Prime merger to enhance comparability.

FOR THE THREE MONTHS ENDED (MILLIONS)	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010	Jun. 30 2010
Net operating income	$86	$89	$80	$70
Unconsolidated businesses	31	24	26	28

Comparable basis	117	113	106	98
Prior basis of accounting[1]	–	–	(43)	(47)
Currency variance	–	(6)	(5)	(11)

Reported basis	$117	$107	$58	$40

1.	To restate results to an equity accounted basis for businesses that were not consolidated prior to the Prime Acquisition

Net operating income from consolidated and unconsolidated businesses increased to $117 million in the second quarter of 2011 from $98 million on a comparable basis in the 2010 quarter. Our Australian Coal Terminal benefitted from higher reported cash flows compared to the second quarter of 2010 as a result of the implementation of a regulatory review that resulted in a higher regulated rate of return. Our South American transmission operations increased slightly due to revenue indexation and growth capital expenditures and our UK connections businesses continues to benefit from increased levels of developer contributions which are upfront payments from the installation of new connections of residential customers to gas and electricity distribution.

Transport and Energy

Our Transport and Energy businesses contributed $11 million in the quarter, consistent with the second quarter of 2010.

These businesses operate in most cases under long-term contracts or regulatory frameworks that govern prices, but not volumes. As a result, financial performance may fluctuate due to changes in activity levels; short-term price variances, however, are usually minimal.

The following table presents operating cash flows prior to interest expense and co-investor interests on a constant exchange rate, using the average exchange rate during the current period for the comparative periods as well. We have also presented the 2010 quarters to reflect the same basis of accounting used following the Prime merger to enhance comparability.

FOR THE THREE MONTHS ENDED (MILLIONS)	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010	Jun. 30 2010
Net operating income	$47	$53	$38	$52
Unconsolidated businesses	15	18	16	36

Comparable basis	62	71	54	88

Prior basis of accounting[1]	–	–	(27)	(46)
Currency variance	–	(2)	(3)	(8)

Reported basis	$62	$69	$24	$34

1.	To restate results to an equity accounted basis for businesses that were not consolidated prior to the Prime Acquisition

This quarter’s results reflect a higher contribution from the UK port operations reflecting increased volumes and new customers. North American gas transmission results declined due to the implementation of a FERC rate settlement in July 2010 and softening market conditions which negatively impacted the value of ancillary products. Our Australian railroad reported lower cash flows year over year due to weak grain volumes attributable to the drought in Western Australia.

Q2 2011 INTERIM REPORT	31

Timber

Our Timber operations benefitted from a significant increase in demand from Asia, particularly for Douglas-fir and whitewood species. This enabled us to increase volumes and pricing by 25% and 15%, respectively. Unit costs also declined due to the impact of higher volumes on the fixed cost component of the business. As a result, net operating income increased by 62% from $42 million to $68 million and operating cash flow increased to $19 million from $12 million in the second quarter of 2010.

We exported 48% of our harvest, compared to 26% three years ago and we will continue to utilize the flexibility inherent in our operations to adjust both harvest levels and markets to maximize the value of our timberlands. While we are pleased with the increased demand from Asia, it will require a recovery of North American markets to enable us to achieve sustained optimal pricing and harvest levels. In the short term, we expect market conditions to remain favorable, however market supply may increase in the third quarter which could lead to lower prices.

Invested Capital

The following table presents the capital invested in our infrastructure operations by operating segment:

	Utilities		Transport & Energy		Timber		Total
AS AT JUN. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010
Operating assets	$3,477	$3,296	$2,205	$1,865	$3,523	$3,494	$9,205	$8,655
Unconsolidated businesses	685	754	555	446	72	71	1,312	1,271
Accounts receivable and other	276	235	456	530	767	714	1,499	1,479

	4,438	4,285	3,216	2,841	4,362	4,279	12,016	11,405
Property specific borrowings	2,208	2,125	952	867	1,493	1,489	4,653	4,481
Corporate debt	–	–	–	–	–	–	337	130
Accounts payable and other	315	280	470	402	675	641	1,460	1,323
Co-investor interests
Timber funds	–	–	–	–	929	904	929	904
Other[1]	1,341	1,324	1,317	1,139	416	421	2,829	2,787

	$574	$556	$477	$433	$849	$824	1,808	1,780

Values not recognized under IFRS							175	125

Net invested capital							$1,983	$1,905

1.	Total includes co-investor interest on corporate debt within Brookfield Infrastructure

Consolidated assets and net invested capital held within our operations were relatively unchanged during the year. Co-investor interests reflect direct interests of others in our timber operations as well as in Brookfield Infrastructure, through which a portion of these businesses are held. We invested additional capital in our transport and energy businesses to finance growth initiatives, some of which was funded from corporate debt.

The average term of project financings was seven years at the end of June, with very few maturities before then, and an average rate of 5.3%. During the quarter we completed approximately $350 million of project financings, replacing a similar amount of short maturity debt. The new project financings had an average term of 11 years.

32	BROOKFIELD ASSET MANAGEMENT

Business Development

During the quarter, we made significant progress advancing the growth plan at our Australian railroad which is anticipated to have a remaining capital cost of approximately A$500 million over the next two years. The growth plan is comprised of six customer initiated projects which we anticipate will account for 24 million tons per annum of additional volume on our railroad by the end of 2015 representing a 45% increase. We recently signed a long-term agreement with our largest customer, that together with two other previously signed contracts will enable us to proceed with the growth initiative. This 15-year take-or-pay contract is subject to a financing condition precedent in our favour, which we expect to be in a position to satisfy during the third quarter. We have also agreed to commercial terms with our customers for the remaining three projects within the growth plan, which upon completion, will result in 60% of our revenues in this business being covered by take-or-pay arrangements. We expect to generate very attractive returns on this incremental capital, reflecting the significant historical investment that has been made in our rail system.

We continue to advance a number of other growth initiatives. In our utility segment, the capital backlog as of quarter end stands at $366 million, split between our transmission business and our UK connections business. During the quarter, we signed the engineering, procurement and construction contract to build our $750 million Texas transmission project. After quarter end, we recently closed the construction financing for this project with a syndicate of lenders. We are now actively acquiring the rights of way for land to build transmission towers, and we anticipate commercial operation of the project in the beginning of 2013. We are continuing to expand our UK port operations with modest capital and are actively pursing a major expansion of our Australian coal terminal.

Outlook

Our focus remains on both investing in expansion opportunities within our businesses, as well as pursuing the demonstrable increase in transaction activity. We continue to be disciplined in evaluating new investments as we have clearly witnessed upward pressure on asset valuations in this sector. Nonetheless, we believe that select opportunities exist for us to invest in new businesses at attractive risk-adjusted returns.

Our cash flows from our Utilities, Transport and Energy businesses are resilient and are expected to remain stable in the foreseeable future. In our timber business, we expect the favourable market prices to persist through the remaining of 2011. We expect our timber operations to be positively impacted in the mid-to-long term due to supply constraints and ongoing demand from Asian markets.

Q2 2011 INTERIM REPORT	33

DEVELOPMENT ACTIVITIES

Overview

The following table summarizes the capital we have invested in our development activities as well as our share of the operating cash flows:

	Net Invested Capital		Net Operating Cash Flow
AS AT JUN. 30, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2011	2010	2011	2010
Residential development	$1,931	$1,634	$15	$30
Opportunity investments	292	244	5	11
Development land	496	431	4	(4)

Brookfield’s IFRS values	2,719	2,309	24	37
Values not recognized under IFRS	875	875	–	–

Brookfield’s invested capital	$3,594	$3,184	$24	$37

Residential Development

Our residential operations are based primarily in Brazil and North America with smaller operations in Australia and the UK.

Our Brazilian business is one of the leading developers in Brazil’s real estate industry. These operations include land acquisition and development, construction, and sales and marketing of a broad range of residential and commercial office units, with a primary focus on middle income residential. The operations are conducted in Brazil’s main metropolitan areas, including São Paulo, Rio de Janiero, the Brasilia Federal District, and the three other markets that collectively account for the majority of the Brazilian real estate market.

Our North American operations are the result of the recent merger of our U.S. business and the residential operations of Brookfield Office Properties into a listed North American company named Brookfield Residential, in which we hold approximately 72%. Brookfield Residential is a land developer and homebuilder, with over 100,000 lots controlled in ten primary markets. Our principal markets are located in Alberta, California and Virginia. The major focus is on entitling and developing land and building homes for the communities that we develop and also the sale of lots to other builders.

The net operating cash flows attributable to each of these business units are as follows:

	North America		Brazil		Australia and UK		Total
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010
Revenues	$187	$230	$438	$296	$35	$68	$660	$594
Direct expenses	(165)	(189)	(385)	(258)	(40)	(70)	(590)	(517)

Net operating income	22	41	53	38	(5)	(2)	70	77
Operating costs and cash taxes	–	–	(3)	(15)	–	–	(3)	(15)
Net interest expense	–	–	(26)	(8)	(4)	(3)	(30)	(11)
Co-investor interests	(3)	(15)	(13)	(6)	–	–	(16)	(21)

Net operating cash flow	$19	$26	$11	$9	$(9)	$(5)	$21	$30

Brazil

Activity levels continue to be very high in this business. Contracted sales totalled R$1,088 million in the second quarter of 2011 which exceeds the average over the past six quarters of R$891 million. We launched new projects in the quarter totalling R$746 million compared to a six-quarter average of approximately R$700 million. Accounting profits for most of our projects, however, are not recorded until substantial completion, which typically does not occur until 18 to 24 months after launch, and 12 to 18 months after contracting. Accordingly, reported revenues in the current period of R$682 million reflect lower activity levels prior to 2010, and results are highly dependent on how many condominium and office projects reach substantial completion in a particular period.

34	BROOKFIELD ASSET MANAGEMENT

North America

North American cash flows declined to $13 million from $26 million recorded in the 2010 quarter reflecting lower sales volumes. A portion of this reflects a delay in closing lot sales in Canada that we expect to complete during the balance of 2011. In addition, the U.S. results in 2010 reflect higher sales activity as homebuyers took advantage of government tax credits to homeowners that expired partway through that period. We closed 465 homes and 734 lots during the period, compared to 705 and 1,205, respectively, during the 2010 quarter.

Invested Capital

The following is a breakout of our invested capital in residential development:

	North America		Brazil		Australia and UK		Total
AS AT JUN. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010
Inventory	$1,242	$1,258	$2,135	$1,878	$293	$126	$3,670	$3,262
Development land	887	799	1,204	775	312	477	2,403	2,051
Accounts receivable and other	259	313	2,429	1,831	52	56	2,740	2,200

	2,388	2,370	5,768	4,484	657	659	8,813	7,513
Debt	681	661	2,047	1,348	247	313	2,975	2,322
Accounts payable and other	246	231	2,075	1,780	37	37	2,358	2,048
Co-investor interests	527	622	1,022	887	–	–	1,549	1,509

	$934	$856	$624	$469	$373	$309	1,931	1,634

Values not recognized under IFRS							875	875

Net invested capital							$2,806	$2,509

The capital deployed in these activities increased by approximately $300 million since the end of 2010 due primarily to currency appreciation. During the first quarter, we merged our Canadian and United States operations into a single publicly listed entity that was jointly held by us and our 50%-owned office property subsidiary, as well as the public. The office property subsidiary then sold its interests in the merged entity to its shareholders, including us, in the second quarter thereby simplifying our ownership structure and creating a well positioned North American residential business.

We have continued to scale back our operations in Australia and the United Kingdom, including the sale of residential holdings in Perth with a net carrying value of approximately $100 million for similar proceeds in a transaction that closed in July, 2011.

Opportunity Investments

Our opportunity investment funds have $580 million of capital invested on behalf of ourselves and our clients. One of our funds is fully invested and we have been selling properties, while we are actively investing the capital in the two more recent funds. We deployed $324 million of capital during the first six months of this year in several transactions which included purchasing a loan secured by a portfolio of office buildings in Houston and bank debt secured by a five million square foot portfolio of office properties on the U.S. west coast. Our net invested capital is $292 million and our share of the underlying cash flow during the second quarter of 2011 was $5 million (2010 – $11 million).

Development Land

Development land includes our Brazilian agricultural land. We have operated an agri-business in Brazil for almost 30 years and are continuing our efforts to expand this business and capitalize on the growing global demand for Brazilian agriculture products such as cattle, cash crops and, in particular, sugar cane. A key strategy of ours is to develop sugar cane plantations that are leased on a long-term basis to ethanol producers who must locate the facilities in close proximity to the sugar cane. These lands are carried at net asset values under IFRS and revalued quarterly.

Q2 2011 INTERIM REPORT	35

Business Development and Outlook

Our Brazilian residential operations continue to benefit from a high level of activity evidenced by launches of new projects and contracted sales. This is attributed to favorable demographic trends in Brazil and supportive government programs. As at June 30, 2011 we held contracted revenues of R$6.0 billion, which we estimate should lead to net margin of approximately US$600 million after cash taxes and applicable selling expenses based on current exchange rates, which would be recognized as the projects are delivered between now and the end of 2013.

The recent merger of our U.S. and Canadian businesses forms a company that we believe is very well positioned to benefit from the eventual recovery in U.S. markets and our strong market share of the energy-focused Alberta market, which will provide us with a strong source of cash flow and a wide variety of attractive investment opportunities and growth. The North American backlog at the end of the second quarter was 733 homes with a sales value of $304 million, compared to 813 homes with a value of $298 million at the same time last year.

We intend to continue withdrawing capital from our Australian and UK operations on an opportunistic basis and redeploy the capital elsewhere in our operations. We remain confident that we can achieve attractive returns within our Brazilian agricultural operations based on the country’s strong competitive position as a leading agricultural producer and will endeavor to deploy additional capital on behalf of ourselves and our clients.

We continue to pursue a number of opportunistic real estate investments, primarily in the United States, where refinancing requirements and recapitalization opportunities are resulting in increased transaction activity.

36	BROOKFIELD ASSET MANAGEMENT

PRIVATE EQUITY AND FINANCE

Summarized Financial Results

The following table presents the net asset value of the capital invested in our Private Equity and Finance activities, together with our share of the operating cash flows:

	Net Invested Capital		Net Operating Cash Flow
AS AT JUN. 30, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2011	2010	2011	2010
Restructuring	$541	$681	$25	$26
– Monetization gain	n/a	n/a	61	–
Real estate finance and lending	409	435	25	14
Other investments	530	589	11	(2)

Brookfield’s IFRS values	1,480	1,705	122	38
Values not recognized under IFRS	450	450	–	–

Brookfield’s invested capital	$1,930	$2,155	$122	$38

Net invested capital was largely unchanged. Carrying values of our private equity and finance investments are based on the amortized cost for loans and fair value for owned properties. A number of restructuring and other investments are carried at historical book value and the associated property, plant and equipment is depreciated for IFRS purposes, and have an incremental unrecognized value as reflected by publicly available share prices and comparable valuations. We include these incremental amounts as “values not recognized under IFRS.”

Operating cash flows increased substantially due to a $61 million monetization gain within our restructuring operations, and disposition gains within our real estate finance operations and our other private equity investments.

Restructuring

Our restructuring funds are focused on restructuring, operation turnaround and other special situations where Brookfield’s operating platform can be utilized to create value. These funds have total invested capital of $1.2 billion and uninvested capital commitments from clients of $355 million. Our share of the net invested capital is $541 million.

The portfolio consists of eleven investments in a diverse range of industries. Our average investment is $47 million and our largest single exposure is $233 million. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital.

Our share of the operating cash flow produced by these businesses during the second quarter of 2011 was $25 million, compared to $26 million in 2010. The 2011 results also included a $61 million monetization gain recognized on the return of capital from an investee company.

These operating improvements, combined with increased acquisition activity and comparable transaction values imply unrealized fair value gains of approximately $450 million above carried costs, which in most cases reflect depreciated historical book values and distress acquisition prices.

Real Estate Finance and Bridge Lending

Our real estate finance funds have total committed capital of approximately $1.5 billion. We also originate and manage bridge loans in a variety of industries for institutional clients and ourselves. Our share of capital invested in these operations was $409 million at June 30, 2011 (December 31, 2010 – $435 million).

Q2 2011 INTERIM REPORT	37

These activities contributed $25 million of net operating cash flow and gains during 2011 compared to $14 million during 2010. The increased cash flow represents increased returns within a multi-residential portfolio, including $14 million from a disposition gain.

	Net Invested Capital		Net Operating Cash Flow
AS AT JUN. 30, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2011	2010	2011	2010
Total real estate finance investments	$2,986	$2,709	$99	$29
Less: borrowings	(1,855)	(1,507)	(20)	(16)
Less: co-investor interests	(779)	(828)	(54)	(8)

	352	374	25	5
Bridge lending	57	61	–	9

Net investment in real estate finance funds	$409	$435	$25	$14

We have been careful to structure our financing arrangements to provide sufficient duration and flexibility to manage our investments with a longer-term horizon. We have matched terms in respect of asset and liability positions with an overall asset and liability duration of two years. The increase in borrowings represents financing of assets and portfolios that we have acquired as mentioned above.

Other Investments

We own a number of investments which will be sold once value has been maximized or integrated into our core operations. Although not core to our broader strategy, we occasionally make investments of this nature.

	Net Invested Capital		Net Operating Cash Flow
AS AT JUN. 30, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2011	2010	2011	2010
Industrial and forest products	$260	$265	$–	$(6)
Infrastructure	83	83	2	2
Business services	183	173	–	1
Property and other	4	68	9	1

	$530	$589	$11	$(2)

Our largest industrial investment is a 63% fully diluted interest in Norbord Inc. (“Norbord”), which is one of the world’s largest producers of oriented strand board. The market value of our investment in Norbord at June 30, 2011 was approximately $348 million based on stock market prices, exceeding our carrying value of $228 million by approximately $120 million (December 31, 2010 – $230 million mark-to-market).

The net operating cash flow from these investments in 2011 totalled $11 million, compared to a negative $2 million for 2010. The current quarter cash flow includes a $9 million gain on the disposition of a non-core asset held within our property and other investments.

Business Development and Outlook

Our performance in these businesses is largely driven by disposition gains as opposed to operating earnings, as many of the assets are in a turnaround or restructuring process and consequently operating results are below stabilized levels. Nevertheless we are continuing to observe improving business conditions for most of our portfolio companies.

38	BROOKFIELD ASSET MANAGEMENT

ASSET MANAGEMENT FEES AND OTHER SERVICES

This section summarizes the capital under management for others throughout our operations and the associated fee revenues, as well as the contribution from our fee-based service businesses.

Capital Under Management

Capital under management increased by $1.4 billion during the quarter of which $324 million represents an increase in fee-bearing assets. The following table summarizes capital managed for clients and co-investors:

	2011					2010
AS AT JUN. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	Private Funds	Listed Issuers	Public Securities	Other Listed Entities	Total	Total

Renewable power	$–	$1,646	$–	$–	$1,646	$1,428
Commercial properties	7,810	1,619	7,225	4,995	21,649	20,389
Infrastructure	6,086	2,942	1,089	–	10,117	8,751
Development	280	–	–	1,617	1,897	1,688
Private equity and finance	3,401	–	13,994	687	18,082	17,677

	$17,577	$6,207	$22,308	$7,299	$53,391	$49,933

March 31, 2011	$17,563	$5,897	$21,627	$6,885	$51,972

December 31, 2010	$16,859	$5,425	$21,069	$6,580	$49,933

Private Funds, Listed Issuers and Public Securities

Third-party capital commitments to private funds are consistent with the first quarter at $17.6 billion and includes $9.5 billion of invested capital that has an average term of nine years and $8.1 billion that has not been invested to date but which is available to pursue acquisitions within each fund’s specific mandate. Of the total uninvested capital, $3.1 billion relates to our global real estate turnaround investment program and $2.6 billion relates to our infrastructure funds. This uncalled capital has an average term of two years.

The market value of our listed issuers increased by 5% during the period to $6.2 billion due to increased market valuations and is perpetual capital.

In our public securities operations, we manage fixed income and equity securities with a particular focus on real estate and infrastructure, including high yield and distress securities. Our clients include pension funds and insurance companies throughout North America and Australia. Capital under management in this business line increased by $681 million since March 31, of which $360 million represents net inflows and $321 million represents valuation increase.

The following table summarizes client capital under management within these operations. We typically do not invest our own capital in these strategies as the assets under management tend to be securities rather than physical assets. The increase has occurred primarily within equity portfolio mandates, which tend to be higher margin:

AS AT JUN. 30, 2011, MAR.31, 2011 AND DEC. 31, 2010 (MILLIONS)	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010
Public securities
Fixed income	$13,994	$13,972	$13,862
Equity	8,314	7,655	7,207

	$22,308	$21,627	$21,069

Q2 2011 INTERIM REPORT	39

Other Listed Entities

We have established a number of our business units as listed public companies to allow other investors to participate and provide us with additional capital to expand these operations. This includes common equity issued to others by Brookfield Office Properties, Brookfield Residential and Brookfield Incorporações. We do not earn fees from this capital but it forms an important component of our overall capitalization and enables us to conduct our business at a greater scale than would otherwise be possible.

Operating Results

The following table summarizes fee revenues earned from clients for our asset management services as well as the net contribution (i.e. net of direct expenses) earned from our construction and property services businesses:

	Net Operating Cash Flow
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2011	2010
Asset management revenues	$57	$51
Construction and property services, net of direct expenses	42	27

	$99	$78

Asset Management and Other Fees

Asset management and other services contributed the following revenues during the quarter:

	Net Operating Cash Flow
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2011	2010
Base management fees[1]	$47	$37
Performance based income[1]	95	17
Investment banking and transaction fees[1]	10	6

	152	60
Less: deferred recognition[2]	(95)	(9)

	$57	$51

1.	Revenues
2.	Deferred into future periods, until clawback provisions expire

The increase in base management fees reflects the contribution from new funds and an increase in capital committed, particularly in our infrastructure operations. The weighted average term of the commitments related to these fees is ten years, and our goal is to increase the level of base management fees as we continue to expand our asset management activities. We accumulated $95 million of performance based income during the quarter which was deferred until expiry of any clawback provisions. Accumulated performance income totalled $399 million at June 30, 2011, and is included in unrecognized values, along with approximately $50 million that relates to the direct expenses that will arise on the realization of the return on that were accumulated to date (see page 45).

The compensation for approximately $4.5 billion of our private funds, and $1.6 billion of our managed listed entities is derived primarily from performance based measures and carried interests as opposed to base management fees. Annualized base management fees from other mandates totalled approximately $190 million at June 30, unchanged from March 31.

We have expanded our investment banking activities into the U.S. and the UK and continue to advise on a number of mandates in Canada and Brazil. Our primary focus is on real estate and infrastructure transactions.

40	BROOKFIELD ASSET MANAGEMENT

Construction and Property Services

The following table summarizes the operating results from our construction and property services operations:

	Net Operating Cash Flow
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2011	2010
Construction services
Australasia	$20	$5
Middle East	8	15
United Kingdom	3	2

	31	22
Property services	11	5

	$42	$27

Operating margins across the construction business increased to 10.3% for the quarter compared to 7.2% in the same quarter last year, prior to unallocated general and administrative costs. The larger contribution from Australasia reflects increased activity due to business growth. The reduced contribution from the Middle East reflects lower maturity levels following the completion of the major projects in 2010 whilst the UK margins remained constant.

The remaining work-in-hand totalled $4.2 billion at the end of June 30, 2011 and represented approximately 1.6 years of scheduled activity. We continue to pursue and secure new projects which should position us well for future growth.

The following table summarizes the work-in-hand at the end of the second and first quarters of 2011 and the end of last year:

AS AT JUN. 30, 2011, MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010
Australasia	$2,703	$2,478	$2,681
Middle East	590	630	677
United Kingdom	898	948	960

	$4,191	$4,056	$4,318

Property services fees include property and facilities management, leasing and project management and a range of real estate services. Cash flow from this business increased to $11 million in the second quarter compared to $5 million in the same period of last year.

Business Development and Outlook

We have significantly increased the level of capital under management for our clients in recent years, as well as the internal resources needed to manage this capital and source additional commitments. We believe the performance of our funds through the recent economic crisis and the attractiveness of our investment strategies to our clients should enable us to achieve our goal of increasing capital under management and the associated fees substantially in the coming years. We will be fundraising seven funds over the course of 2011 and 2012 seeking to raise over $4 billion of commitments from third party investors.

Q2 2011 INTERIM REPORT	41

CORPORATE CAPITALIZATION AND LIQUIDITY

We continue to maintain elevated liquidity levels because we believe that there will continue to be attractive investment opportunities. As at June 30, 2011, our consolidated core liquidity was approximately $4.3 billion, consisting of $3.0 billion at the corporate level and $1.3 billion within our principal operating subsidiaries. Core liquidity consists of cash, financial assets and undrawn committed credit facilities. In addition to our core liquidity, we have $8.1 billion of uninvested capital allocations to private funds from our investment partners that is available to fund qualifying investments.

Cash and Financial Assets

	Net Invested Capital			Net Operating Cash Flow
AS AT JUN. 30, 2011, MAR. 31, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010	2011	2010
Financial assets
Government bonds	$604	$561	$628
Corporate bonds	120	202	194
Other fixed income	58	69	66
High-yield bonds	198	106	98
Preferred shares	315	317	267
Common shares	351	330	328
Loans receivable/deposits	219	93	212

Total financial assets	1,865	1,678	1,793	$33	$67
Cash and cash equivalents	153	91	57	–	–
Deposits and other liabilities	(255)	(256)	(307)	(8)	(25)

Net investment	$1,763	$1,513	$1,543	$25	$42

Government and corporate bonds include short duration securities for liquidity purposes and longer dated securities that match insurance liabilities.

In addition to the carrying values of financial assets, we hold credit default swaps with a notional value of $75 million, consistent with year end. The carrying value of these derivative instruments reflected in our financial statements at June 30, 2011 was negligible. Deposits and other liabilities include broker deposits and a small number of borrowed securities that have been sold short.

Operating cash flow includes disposition gains and realized and unrealized gains or losses on other capital markets positions, including fixed income and equity securities, credit investments, foreign currency and interest rates.

We experienced a lower level of net investment gains during the quarter, which resulted in returns that were below our expectations and prior experience.

42	BROOKFIELD ASSET MANAGEMENT

Corporate Capitalization

Our corporate capitalization consists of financial obligations issued or guaranteed by the Corporation, and is detailed in the following table:

	Net Invested Capital			Net Operating Cash Flow
AS AT JUN. 30, 2011, MAR. 31, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010	2011	2010
Corporate borrowings
Bank borrowing and commercial paper	$561	$307	$199	$6	$6
Term debt	2,769	2,755	2,706	42	39

	3,330	3,062	2,905	48	45
Contingent swap accruals	921	885	858	27	24
Accounts payable and other accruals/expenses	1,512	1,516	1,556	84	75
Capital securities	695	689	669	10	9
Shareholders’ equity
Preferred equity	1,893	1,893	1,658	26	19
Common equity[1]	21,069	20,046	18,261	316	308

	22,962	21,939	19,919	342	327

Total corporate capitalization	$29,420	$28,091	$25,907	$511	$480

Debt to capitalization	14%	14%	14%
Interest coverage				6x	6x
Fixed charge coverage				4x	4x

1.	Includes unrecognized values in addition to IFRS fair values

Our corporate capitalization increased by $1.3 billion during the quarter to $29.4 billion at June 30, 2011. Shareholders’ equity increased by $1.0 billion reflecting fair value increases as well as undistributed operating cash flow.

The increase in interest expense on term debt reflects the C$350 million 5.3% notes issued in October 2010 as well as the impact of the higher Canadian dollar on coupon payments for other Canadian denominated debt.

Our objective is to enhance returns for shareholders while maintaining a prudent leverage profile. The weighted average cost of our corporate borrowings, capital securities and preferred shares during the second quarter of 2011 was 5.2% on an annualized basis.

Corporate Borrowings

Commercial paper and bank borrowings represent shorter-term borrowings pursuant to or backed by $1,922 million of committed revolving term credit facilities of which $300 million have a 364-day term and $1,622 million have a four-year term. As at June 30, 2011 approximately $134 million (December 31, 2010 – $174 million) of the facilities were utilized for letters of credit issued to support various business initiatives at quarter-end.

Term debt consists of public bonds and private placements, all of which are fixed rate and have maturities ranging from 2012 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate borrowings have an average term of eight years (December 31, 2010 – eight years). The average interest rate on our corporate borrowings was 5.6% at June 30, 2011.

		Maturity
AS AT JUNE 30, 2011 (MILLIONS)	Average Term	2011	2012	2013	2014 & After	Total
Commercial paper and bank borrowings	4	$–	$–	$–	$561	$561
Term debt	8	–	425	75	2,269	2,769

	8	$–	$425	$75	$2,830	$3,330

Q2 2011 INTERIM REPORT	43

Contingent Swap Accruals

We entered into interest rate swap arrangements with AIG Financial Products (“AIG-FP”) in 1990, which include a zero coupon swap that was originally intended to mature in 2015. Our financial statements include an accrual of $921 million in respect of these contracts, which represents the compounding of amounts based on interest rates from the inception of the contracts. We have also recorded $252 million in accounts payable and other liabilities which represents the difference between the present value of any future payments under the swaps and the current accrual. We believe that the financial collapse of American International Group (“AIG”) and AIG-FP triggered a default under the swap agreements, thereby terminating the contracts with the effect that we are not required to make any further payments under the agreements, including the amounts which might, depending on various events and interest rates, otherwise be payable in 2015. AIG disputes our assertions and therefore we have commenced legal proceedings seeking a declaration from the court confirming our position. We recognize this may not be determined for a considerable period of time, and therefore will continue to account for the contracts as we have in prior years until we receive clarification.

Capital Securities

Capital securities are preferred shares that are mostly denominated in Canadian dollars and are classified as liabilities because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our Class A Limited Voting Shares at that time unless previously redeemed by us. The dividends paid on these securities are recorded in interest expense.

The average distribution yield on the capital securities at June 30, 2011 was 5.5% (December 31, 2010 – 5.5%) and the average term to the holders’ conversion date was three years as at June 30, 2011 (December 31, 2010 – three years).

Shareholders’ Equity

	Net Invested Capital[1]			Book Value[2]
AS AT (MILLIONS)	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010
Preferred equity	$1,893	$1,893	$1,658	$1,893	$1,893	$1,658
Common equity	21,069	20,046	18,261	15,765	14,691	12,795

	$22,962	$21,939	$19,919	$17,658	$16,584	$14,453

1.	Pre-tax basis, including unrecognized values under IFRS (Net Tangible Asset Value)
2.	Based on IFRS financial statements

The following table reconciles common equity per our IFRS financial statements to Net Tangible Asset Value and Intrinsic Value.

	Jun. 30, 2011		Mar. 31, 2011		Dec. 31, 2010
AS AT (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share	Total	Per Share	Total	Per Share
Common equity per IFRS financial statements	$15,765	$25.22	$14,691	$23.60	$12,795	$22.09
Add back: deferred income taxes	1,954	2.96	1,930	2.92	2,216	3.60
Values not recognized under IFRS	3,350	5.08	3,425	5.19	3,250	5.27

Net tangible asset value	21,069	33.26	20,046	31.71	18,261	30.96
Asset management franchise value	4,000	6.05	4,000	6.05	4,000	6.49

Total intrinsic value	$25,069	$39.31	$24,046	$37.76	$22,261	$37.45

Values not recognized under IFRS are discussed in the following sections. Asset management franchise value is derived from the discounted cash flows that we expect to generate from existing fee arrangements and future growth of their business and is discussed in more detail in our 2010 Annual Report.

44	BROOKFIELD ASSET MANAGEMENT

Unrecognized Values

Certain assets and cash flows under IFRS are not reflected at fair value and as a result, we have provided an estimate of the incremental value of these items over their carried values to arrive at a more complete and consistent determination of net asset value. These include items carried at historical book values such as the values for our property services and construction businesses, renewable power and infrastructure development projects, assets acquired at distressed values that are not otherwise revalued and development land carried at the lower of cost or market.

The following table presents the unrecognized values by operating platform:

AS AT JUN. 30, 2011, MAR. 31, 2011, AND DEC. 31, 2010 (MILLIONS)	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010
Asset management and other services	$825	$775	$775
Operating platforms
Renewable power generation	1,000	825	600
Commercial properties	25	350	325
Infrastructure	175	125	125
Development activities	875	875	875
Private equity and finance	450	475	450
Other assets	–	–	100

	$3,350	$3,425	$3,250

The additional value attributed to our service businesses includes $399 million of accrued performance-based income that we would be entitled to receive based on current valuations, but which will not be recorded in our financial statements until the applicable clawback or determination period has expired, as well as an amount for the direct expenses that will arise on the realization of the returns. Also included is an incremental value above the carrying value of our property and construction services businesses, based on a multiple of cash flows.

Renewable power generation includes approximately $300 million relating to development projects that are carried at historical cost until completion. The incremental value typically arises at key stages of the development process such as regulatory approvals and, in particular, the procurement of long-term power sales agreements. In addition, we eliminate the quarterly depreciation on our operating assets in this business, as well as the quarterly mark-to-market of redeemable units in our Canadian Power fund, because the associated assets are revalued annually, not quarterly. These two items represent approximately $225 million and $160 million, respectively, at June 30, 2011 of which $114 million and $44 million, respectively, accumulated in the second quarter. Unrecognized values also include $300 million related to values associated with long-term power purchase agreements that are not reflected in the carrying values of the associated physical assets.

Unrecognized values for commercial properties at March 31, 2011 reflected $350 million of fair value gains related to our ownership of General Growth Properties that was recognized in our IFRS carrying values during the second quarter of 2011 and has therefore been eliminated from unrecognized values.

The carrying values of most of our infrastructure businesses are represented by physical assets that are revalued annually for financial statement purposes, similar to our renewable power business, or regulatory and other contractual arrangements that are recorded as intangible assets and typically not revalued. Our timber assets are revalued through net income on a quarterly basis. We recorded increases in the unrecognized values of our Australian and UK port operations totalling approximately $45 million during the quarter to reflect new contracts and comparable sales transactions that have not been otherwise reflected in our IFRS carrying values.

Our development businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process. Accordingly, we look to metrics such as stock market valuations and financing appraisals to determine a more current value for these businesses and reflect any excess value as “unrecognized values.”

Q2 2011 INTERIM REPORT	45

Our private equity and finance investments include a number of investments in industrial businesses that are carried at depreciated cost because they are consolidated or equity-accounted. In circumstances where the investment is in a publicly listed entity we will typically record the difference between the carried value and the market value as “unrecognized value.” The decrease during the quarter reflects lower stock market valuations for certain of our portfolio investments that are not otherwise marked to market in our financial statements.

Unallocated Operating Costs

Operating costs include the costs of our asset management activities as well as corporate costs which are not directly attributable to specific business units.

	Net
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2011	2010	Variance
Operating costs	$84	$75	$9

The increase in operating costs reflects continued expansion in our operations, including costs attributable to new asset management funds.

Interest Rates and Currencies

Interest Rates

The majority of our borrowings are fixed rate long-term financings. Accordingly, changes in interest rates have minimal short-term impact on our cash flows. We do not record changes in the value of our long-term financings in determining net asset value or operating results, with very limited exceptions.

As at June 30, 2011, our net floating rate liability position on a proportionate basis was $4.1 billion (December 31, 2010 –$4.1 billion). As a result, a 10-basis point increase in interest rates would decrease operating cash flow by $4 million. Notwithstanding our practice of match funding long-term assets with long-term debt, we do believe that the values and cash flows of certain assets are more appropriately matched with floating rate liabilities. We utilize interest rate contracts to manage our overall interest rate profile so as to achieve an appropriate floating rate exposure while preserving a long-term maturity profile.

The impact of a 10-basis point increase in long-term interest rates on financial instruments recorded at market value is estimated to be an increase in income of $4 million on an annualized basis before tax, based on our positions at June 30, 2011.

Foreign Currencies

As at June 30, 2011 our net tangible asset value of $21.1 billion was invested in the following currencies, prior to the impact of any financial contracts: United States - 48%; Australia - 16%; Brazil - 21%; Canada - 10%; and Other - 5%. We utilize financial contracts to adjust these exposures.

A change in a foreign currency against the U.S. dollar will impact the U.S. dollar value of the cash flows generated in those currencies. We estimate that a 10% change in the exchange rate of the three primary non-U.S. currencies in which we operate would have an impact on our annualized operating cash flows of approximately $37 million, and between $nil and $23 million for each specific currency. The economic impact of this is lessened to the extent of distributions and sustaining capital expenditures in those same currencies.

46	BROOKFIELD ASSET MANAGEMENT

Outlook

We have provided a summarized outlook within the preceding discussion of each operating segment. A large portion of our operating cash flow is generated by our renewable power, commercial office and retail and infrastructure businesses which we manage for ourselves and our clients. The revenues in all of these businesses are largely contracted through leases, power sales agreements and regulated rate base or operating agreements. This provides stability to the cash flows. In addition, these businesses are also financed largely with long-term asset specific borrowings which provides for additional stability. Our asset management contracts provide for base management fees earned on capital committed to our funds, many of which have initial terms of 10 years or more. We are experiencing low prices for uncontracted electricity sales, which we expect to persist during the balance of the year, but the pricing for 95% of our expected generation for the balance of 2011 is fixed under contracts. Leasing markets are improving in most of our major office markets and we are experiencing increased sales in most of our retail properties.

These cash flows are supplemented by earnings from businesses that are more closely correlated with the economic cycle. Some of these are producing results that are significantly below normalized levels as a result of the recent recession and ongoing low growth in areas, such as U.S. home building, however, we expect to benefit from growth in these businesses as these sectors ultimately recover.

We record disposition gains from time to time. These are, by their nature, difficult to predict with certainty but the breadth of our operations and active management of our assets have resulted in a meaningful amount of gains being realized in most periods.

Our businesses are located in a number of regions, including a substantial presence in the United States, Australia, Brazil and Canada. Accordingly, cash flows and net asset values will vary with changes in the applicable foreign exchange rates. Other factors that could impact our performance in 2011, both positively and negatively, are reviewed in Part 4 of our 2010 Annual Report and Annual Information Form.

We believe Brookfield is well positioned for continued growth through 2011 and beyond. This is based on the stability and growth potential of our operating businesses, the strength of our capitalization and liquidity, our execution capabilities and our expanded relationships, as discussed elsewhere in this MD&A.

Q2 2011 INTERIM REPORT	47

This section contains a review of our consolidated financial statements which are prepared in accordance with IFRS. It contains information to assist the reader in reconciling the basis of presentation in our consolidated financial statements to that employed in the MD&A, as well as a review of certain balances that are not reviewed elsewhere in the MD&A.

CONSOLIDATED STATEMENTS OF INCOME

The following table summarizes the major components of net income on a total basis and also the proportionate amounts that accrue to Brookfield:

	Total		Net to Brookfield[1]
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2011	2010	2011	2010	Variance
Operating cash flow attributable to Brookfield	$342	$327	$342	$327	$15
Cash flow attributable to non-controlling interests	487 [2]	318	–	–	–

Operating cash flow – consolidated basis	829	645	342	327	15
Less: Disposition and monetization gains[3]	(155)	(102)	(61)	(102)	41

	674	543	281	225	56

Non-cash items
Fair value changes	1,088	(1)	768	(5)	773
Depreciation and amortization	(231)	(208)	(174)	(184)	10
Deferred income taxes	(103)	39	(37)	53	(90)

	754	(170)	557	(136)	693

Net income	$1,428	$373	$838	$89	$749

1.	Net of non-controlling interests
2.	Includes $393 million of operating cash flow and $94 million of disposition gains (see note 3)
3.	Disposition and monetization gains that are not recorded in net income for IFRS purposes of which $94 million accrue to non-controlling interests and $61 million accrue to Brookfield

Consolidated net income for the second quarter of 2011 was $1,428 million, of which $838 million was attributable to our shareholders and $590 million was attributable to clients and co-investors in consolidated funds and subsidiary operations, and presented as “non-controlling interests”, on the consolidated statement of operations.

Net income attributable to Brookfield increased by $749 million, of which $56 million was attributable to cash flow from operations and $693 million from non-cash items, in particular fair value changes.

Disposition and Monetization Gains

IFRS precludes the recognition in net income of certain disposition and monetization gains that we include in operating cash flows. For example, gains on the sale of interests in controlled subsidiaries are recorded directly in equity if we continue to consolidate the investment after the sale. We consider the realization of investment gains to be an important component of performance measurement and accordingly include the economic gains in the determination of operating cash flow and gains. As such, they may become a reconciling item between net income and operating cash flow. There were $61 million and $102 million of such gains in the second quarter of 2011 and 2010, respectively.

48	BROOKFIELD ASSET MANAGEMENT

Fair Value Changes

Fair value changes for each principal operating segment are summarized in the following table:

	Total		Net[1]
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2011	2010	2011	2010	Variance
Operating assets
Commercial office
North America	$250	$(74)	$120	$(29)	$149
U.S. Office Fund	264	49	101	24	77
Other equity accounted	49	24	24	13	11
Australian Office	103	(21)	61	(21)	82
North American retail	547	–	504	–	504
Other	45	117	26	59	(33)

	1,258	95	836	46	790
Timber and agriculture	(11)	(9)	(4)	3	(7)

	1,247	86	832	49	783

Other fair value changes
Interest rate contracts	(11)	(36)	(11)	(36)	25
Power contracts	15	(59)	15	(59)	74
Redeemable units	(44)	42	(44)	42	(86)
Other	2	(34)	31	(1)	32

	(38)	(87)	(9)	(54)	45

	1,209	(1)	823	(5)	828
Less: Recognized in operating cash flow	(121)	–	(55)	–	(55)

	$1,088	$(1)	$768	$(5)	$773

1.	Net of non-controlling interests

Fair value changes pertaining to our operating assets totalled $1,247 million in aggregate during the second quarter, of which our pro rata share was $832 million. These relate primarily to increases in fair values of commercial and retail properties, as the operating assets within our renewable power and infrastructure businesses are generally revalued on an annual basis, in contrast to commercial properties which we revalue quarterly.

We recorded increases in the valuation of our North American and Australian commercial office properties during the second quarter of 2011. We equity account our investment in General Growth Properties and record our share of changes in the fair value of their properties in net income. We recorded a $504 million gain relating to increases in the value of GGP’s portfolio, based on increases in contractual tenant cash flows, as well as an approximate 30 basis point reduction in applicable discount and capitalization rates.

The decrease in timber values reflects the harvest of mature trees during the period which was offset in part by biological growth of younger trees.

Other fair value changes were negative $38 million in total during the quarter and negative $9 million to Brookfield. The change relates primarily to the increase in the market value of the units held by other investors in our Canadian power fund, which are treated as a liability for accounting purposes and marked to market quarterly as a result.

Q2 2011 INTERIM REPORT	49

Depreciation and Amortization

Depreciation and amortization for each principal operating segment is summarized in the following table:

	Total		Net[1]
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2011	2010	2011	2010	Variance
Renewable power generation	$114	$130	$114	$130	$(16)
Infrastructure	43	4	14	2	12
Development activities	5	4	4	3	1
Private equity and finance	50	48	25	28	(3)
Asset management and other	19	22	17	21	(4)

	$231	$208	$174	$184	$(10)

1.	Net of non-controlling and minority interests

Depreciation relates mostly to our renewable power generating operations, with smaller amounts arising from infrastructure operations and industrial businesses held within our private equity and finance operations. We do not recognize depreciation or depletion on our commercial office and retail properties, standing timber, and agricultural assets respectively, as each of these asset classes are revalued on a quarterly basis in net income as part of “fair value changes.”

Deferred Income Taxes

Deferred income tax items typically relate to differences between the current tax liability and the tax liability that would otherwise be incurred based on the company’s net income. For example, fair value changes are typically not taxed until the asset is actually sold. In addition, deferred income taxes will reflect changes in the value of the our tax pools such as accumulated tax losses and the difference between the carrying value of balance sheet items and their tax bases and typically do not correlate with the amount of cash taxes which are low relative to our earnings base.

Revenues

	Three Months Ended June 30		Six Months Ended June 30
(MILLIONS)	2011	2010	2011	2010
Asset management and other services	$847	$576	$1,470	$1,143
Renewable power generation	337	267	635	604
Commercial properties	606	554	1,195	1,093
Infrastructure	495	212	939	408
Development activities	718	683	1,212	1,163
Private equity and finance	1,062	989	2,103	1,815
Cash, financial assets and other	71	95	165	181

Total consolidated revenues	$4,136	$3,376	$7,719	$6,407

Asset management and other services reflect higher activity levels in our Australian construction business, as well as a 20% increase in the value of the Australian dollar against the U.S. dollar compared to the second quarter of last year. Renewable power revenues reflect increased generation levels during the quarter. Commercial properties revenues reflect higher currency values as well as the consolidation of an Australian property fund. Similarly, our infrastructure revenues reflect higher currency values and the consolidation of several business units following the Prime merger in November 2010.

50	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED BALANCE SHEETS

Assets

We review changes in our financial position on a segmented basis in Part 2 – Review of Operations and reconcile this basis to our consolidated balance sheets on pages 59 and 62 in this section. We also provide an analysis in this section of the major balances that differ from those utilized in our segmented review.

Total consolidated assets increased to $86.2 billion as at June 30, 2011 from $78.1 billion at the end of 2010 as shown in the following table:

	Book Value
AS AT (MILLIONS)	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010

Cash and cash equivalents	$1,997	$2,034	$1,713
Other financial assets	3,941	4,256	4,419
Accounts receivable and other	8,855	8,024	7,869
Inventory	6,548	6,317	5,849
Investments	9,692	8,535	6,629
Property, plant and equipment	19,258	18,580	18,148
Investment properties	23,918	23,331	22,163
Timber	3,276	3,216	3,206
Intangible assets	3,967	3,849	3,805
Goodwill	2,676	2,605	2,546
Deferred income tax	2,086	1,989	1,784

Total consolidated assets	$86,214	$82,736	$78,131

The carrying values of our assets increased during 2011, reflecting currency appreciation, increased appraisal values of our commercial office properties, ongoing sustaining capital expenditures and investment activities. Investments include our stake in General Growth Properties, in which we invested a further $1.7 billion during the first quarter of 2011 and recorded $0.5 billion of valuation gains during the second quarter. The increase in accounts receivables and other primarily reflects the expansion of our Brazilian residential operations and our construction services. These increases were partially offset by depreciation and amortization of property, plant and equipment. We provide additional detail for certain categories, however there were few significant variances during the quarter other than those mentioned above.

Other Financial Assets

Other financial assets include our 22% common share investment in Canary Wharf Group, which is included in our commercial office property operations in our segmented analysis at a carried value of $854 million.

Q2 2011 INTERIM REPORT	51

Investments

Investments represent equity accounted interests in partially owned entities as set forth in the following table, which are discussed further within the relevant business segments in Part 2 – Review of Operations:

	Ownership Interest			Carrying Value
AS AT (MILLIONS)	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010
Renewable power generation
Bear Swamp Power Co. LLC	50%	50%	50%	$96	$90	$95
Other renewable power generation	50%	50%	50%	221	190	171
Commercial properties
General Growth Properties	27%	27%	10%	3,367	2,783	1,014
U.S. Office Fund	47%	47%	47%	2,033	1,872	1,806
245 Park Avenue	51%	51%	51%	607	587	580
Other commercial properties[1]	20-75%	20-51%	20-51%	1,727	1,431	1,421
Infrastructure
Natural gas pipeline	26%	26%	26%	398	392	384
Transelec S.A.	28%	28%	28%	369	371	373
Other infrastructure assets	40-42%	40-42%	40-42%	443	391	395
Other	25-60%	25-60%	25-50%	431	428	390

Total				$9,692	$8,535	$6,629

1.	Other commercial properties include investments in Darling Park Trust, E&Y Centre Sydney and Four World Financial Center

The increase in the carrying value of Investments reflects our additional $1.7 billion investment in General Growth Properties in the first quarter of 2011 and increases in the fair values of the properties held within General Growth and our U.S. Office Fund during the second quarter.

Liabilities and Shareholders’ Equity

The following analysis of our liabilities and shareholders’ equity is based on our consolidated balance sheet, and therefore includes the obligations of consolidated entities, including partially owned funds and subsidiaries.

We note, however, that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. For example, we have access to the capital of our clients and co-investors through public market issuance and, in some cases, contractual obligations to contribute additional equity. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted or proportionately consolidated such as our U.S. Office Fund and several of our infrastructure businesses.

52	BROOKFIELD ASSET MANAGEMENT

Accordingly, we believe that the two most meaningful bases of presentation to use in assessing our capitalization are proportionate consolidation and deconsolidation. The following table depicts the composition of our capitalization on these bases, along with our consolidated capitalization, all based on the net asset value of our equity and the interests of other investors:

	Deconsolidated			Proportionate			Consolidated
AS AT (MILLIONS)	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010
Corporate borrowings	$3,330	$3,062	$2,905	$3,330	$3,062	$2,905	$3,330	$3,062	$2,905
Non-recourse borrowings
Property-specific mortgages	–	–	–	18,843	18,244	15,956	25,180	24,712	23,454
Subsidiary borrowings[1]	921	885	858	3,977	4,079	3,610	4,504	4,297	4,007
Accounts payable and other[2]	1,512	1,516	1,556	8,729	8,419	7,577	14,098	13,629	13,088
Capital securities	695	689	669	1,216	1,207	1,188	1,745	1,733	1,707
Non-controlling interests	–	–	–	–	–	–	17,745	16,789	16,301
Shareholders’ equity[3]	22,962	21,939	19,919	22,964	21,939	19,919	22,962	21,939	19,919

	$29,420	$28,091	$25,907	$59,059	$56,950	$51,155	$89,564	$86,161	$81,381

Debt to capitalization	14%	14%	15%	44%	45%	44%	37%	37%	37%

1.	Includes $921 million (December 31, 2010 – $858 million) of contingent swap accruals which are guaranteed by the Corporation and are accordingly included in Corporate Capitalization
2.	Net of deferred income taxes
3.	Pre-tax basis, including unrecognized values under IFRS

The carrying values of liabilities increased in most cases due to the impact of higher currency values on non-U.S. borrowings, as well as debt associated with assets acquired during 2011. Debt to capitalization ratios are largely unchanged over the first six months of the year.

Our deconsolidated capitalization depicts the amount of debt that is recourse to the Corporation, and the extent to which it is supported by our deconsolidated invested capital and remitted cash flows. At the end of the second quarter, our deconsolidated debt to capitalization was 14% (December 31, 2010 – 15%) which is a prudent level in our opinion. This reflects our strategy of having a relatively low level of debt at the parent company level and financing our operations primarily at the asset or operating unit level with no recourse to the Corporation.

Proportionate consolidation, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which is an important component of enhancing shareholder returns. We believe the 44% debt-to-capitalization ratio at June 30, 2011 (December 31, 2010 – 44%) is appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile. The increase in property specific mortgage reflects our increased interest in mortgages issued by General Growth Properties, which is equity accounted in our consolidated financial statements, following the increase in our ownership during the first quarter.

Our consolidated debt-to-capitalization ratio is 37% (December 31, 2010 – 37%). This reflects the full consolidation of partially-owned entities, notwithstanding that our capital exposure to these entities is limited. As noted above, it also excludes the debt of equity accounted investees, which results in a lower debt-to-capitalization than the proportionally consolidated numbers.

The table above illustrates our use of subsidiary and property-specific financings to minimize risk. As at June 30, 2011 only 13% of our consolidated debt capitalization is issued or guaranteed by the Corporation, whereas 76% is recourse only to specific assets or groups of assets and 11% is issued by subsidiaries and has no recourse to the Corporation.

Q2 2011 INTERIM REPORT	53

Subsidiary Borrowings

We capitalize our subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partially owned subsidiaries.

		Proportionate			Consolidated
AS AT (MILLIONS)	Average Term	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010
Subsidiary borrowings
Renewable power generation	10	$1,184	$1,273	$1,152	$1,276	$1,273	$1,152
Commercial properties	3	1,013	1,129	757	679	707	579
Infrastructure	2	99	64	40	358	232	148
Development activities	3	198	186	278	201	186	278
Private equity and finance	3	526	506	488	1,033	978	955
Other	1	36	36	37	36	36	37
Contingent swap accruals[1]	4	921	885	858	921	885	858

Total	5	$3,977	$4,079	$3,610	$4,504	$4,297	$4,007

1.	Guaranteed by the Corporation

Subsidiary borrowings have no recourse to the Corporation with only a limited number of exceptions. As at June 30, 2011, subsidiary borrowings included $921 million (December 31, 2010 – $858 million) of contingent swap accruals that are guaranteed by the Corporation (see page 44).

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

		Proportionate			Consolidated
AS AT (MILLIONS)	Average Term	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010
Renewable power generation	10	$2,886	$2,841	$2,818	$4,023	$3,905	$3,834
Commercial properties	4	11,199	10,832	9,014	10,631	10,711	10,689
Infrastructure	7	2,049	2,032	1,995	4,632	4,569	4,463
Development activities	2	1,672	1,511	1,309	3,290	2,912	2,632
Private equity and finance	5	1,037	1,028	820	2,604	2,615	1,836

Total	5	$18,843	$18,244	$15,956	$25,180	$24,712	$23,454

Our proportionate share of property-specific borrowings in commercial properties increased since year-end due to our increased ownership of General Growth Properties. This did not impact consolidated liabilities as the investment is equity accounted.

Accounts Payable and Other

	Corporate			Consolidated
AS AT (MILLIONS)	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010
Accounts payable	$270	$219	$163	$5,150	$4,722	$4,581
Other liabilities	1,242	1,297	1,393	5,793	5,880	5,753

	$1,512	$1,516	$1,556	$10,943	$10,602	$10,334

The increase in accounts payable is due largely to the expansion of our Brazilian residential operations.

54	BROOKFIELD ASSET MANAGEMENT

Capital Securities

Capital securities are discussed on page 44.

		Proportionate			Consolidated
AS AT (MILLIONS)	Average Term to Conversion	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010
Issued by the Corporation	2	$695	$689	$669	$695	$689	$669
Issued by Brookfield Office Properties	3	521	518	519	1,050	1,044	1,038

	3	$1,216	$1,207	$1,188	$1,745	$1,733	$1,707

Non-controlling Interests in Net Assets

Interests of co-investors in net assets are comprised of three components: participating equity interests, interests held by other investors in funds that are treated as liabilities for accounting purposes, and non-participating preferred equity issued by subsidiaries.

	Number of Shares /% Interest			Book Value
AS AT (MILLIONS)	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010	Jun. 30 2011	Mar. 31 2011	Dec. 31 2010
Participating interests in subsidiary companies
Renewable power generation	various	various	various	$455	$306	$260
Commercial properties
Brookfield Office Properties	254.3 / 49%	253.6 / 49%	253.3 / 49%	5,552	4,927	4,730
Property funds and other	various	various	various	1,541	1,145	1,293
Infrastructure
Timber	various	various	various	1,106	1,134	1,118
Utilities and transport and energy	various	various	various	2,414	2,363	2,366
Development activities
Brookfield Residential Properties Inc.	28.9 / 28%	34.6 / 34%	11.3 / 38%	526	599	638
Brookfield Incorporações S.A.	273.3 / 59%	251.5 / 57%	251.5 / 57%	1,022	877	887
Brookfield Real Estate Opportunity Funds	various	various	various	288	303	292
Private equity and finance	various	various	various	1,755	2,008	1,864

				14,659	13,662	13,448

Interest of others in funds
Redeemable units				1,585	1,488	1,355
Limited life funds				239	221	207

				1,824	1,709	1,562

				16,483	15,371	15,010

Non-participating interests
Brookfield Australia				452	605	476
Brookfield Office Properties				553	555	562
Brookfield Renewable Power Fund				257	258	253

				1,262	1,418	1,291

				$17,745	$16,789	$16,301

Participating interests in the equity of Brookfield Office Properties increased, reflecting their 49% interest in valuation gains recorded during the quarter.

The increase in “Property funds and other” relates to the consolidation of a New Zealand property fund in the second quarter of 2011. We issued equity to other investors from our Brazilian residential business (Brookfield Incorporações). Non-controlling interest in non-U.S. operations also increased as a result of higher exchange rates for the Australian, Brazilian and Canadian currency against the U.S dollar.

Q2 2011 INTERIM REPORT	55

Corporate Dividends

The distributions paid by Brookfield on outstanding securities during the first six months of 2011 and the same period in 2010 and 2009 are as follows:

	Distribution per Security
	2011	2010	2009
Class A Limited Voting Shares	$0.26	$0.26	$0.26
Class A Preferred Shares
Series 2	0.27	0.19	0.21
Series 4 + Series 7	0.27	0.19	0.21
Series 8	0.38	0.27	0.30
Series 9	0.56	0.53	0.45
Series 10	0.73	0.69	0.60
Series 11	0.71	0.66	0.57
Series 12	0.69	0.65	0.56
Series 13	0.27	0.19	0.21
Series 14	0.96	0.68	0.81
Series 15	0.22	0.11	0.16
Series 17	0.61	0.57	0.49
Series 18	0.61	0.57	0.49
Series 21	0.64	0.60	0.52
Series 22[1]	0.89	0.85	0.11
Series 24[2]	0.69	0.60	–
Series 26[3]	0.58	–	–
Series 28[4]	0.30	–	–

1.	Issued June 4, 2009
2.	Issued January 14, 2010
3.	Issued October 29, 2010
4.	Issued February 8, 2011

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Operating Cash Flow		Net Income
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2011	2010	2011	2010
Operating cash flow/net income	$342	$327	$838	$89
Preferred share dividends	(26)	(19)	(26)	(19)

	316	308	812	70
Capital securities dividends[1]	–	–	12	–

Operating cash flow/net income available for shareholders	$316	$308	$824	$70

Weighted average shares	613.2	573.8	613.2	573.8
Dilutive effect of the conversion of options using treasury stock method	12.4	9.7	12.4	9.7
Dilutive effect of the conversion of capital securities[1,2]	–	–	23.0	–

Shares and share equivalents	625.6	583.5	648.6	583.5

1.

Subject to the approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder

2.	The number of shares is based on 95% of the quoted market price at period-end

The capital securities were not dilutive to net income in 2010 due to the lower earnings per share in that period.

56	BROOKFIELD ASSET MANAGEMENT

Issued and Outstanding Shares

Changes in the number of issued and outstanding shares during the three and six months ended June 30 are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUNE 30 (MILLIONS)	2011	2010	2011	2010
Outstanding at beginning of period	621.1	574.0	577.7	572.9
Issued (repurchased)
Share issuances	–	–	45.1	–
Repurchases	–	–	(3.2)	–
Management share option plan	0.4	0.9	1.9	2.0

Outstanding at end of period	621.5	574.9	621.5	574.9
Unexercised options	38.9	41.0	38.9	41.0

Total diluted shares at end of period	660.4	615.9	660.4	615.9

In calculating our book value per share, the cash value of our unexercised options of $892 million (December 31, 2010 – $813 million) is added to the book value of our common equity of $15,765 million (December 31, 2010 – $12,795 million) prior to dividing by the total diluted shares presented above.

As of August 10, 2011, the Corporation had outstanding 621,508,851 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the company’s cash flows on a consolidated basis:

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUNE 30 (MILLIONS)	2011	2010	2011	2010
Operating activities	$566	$582	$685	$964
Financing activities	260	(475)	1,170	(155)
Investing activities	(863)	32	(1,571)	(700)

(Decrease)/Increase in cash and cash equivalents	$(37)	$139	$284	$109

Operating Activities

Cash flow from operating activities is reported on a consolidated basis in our financial statements, whereas the operating cash flow measure utilized elsewhere in the MD&A reflects only our pro rata share of the underlying cash flow. The following table reconciles these two measures:

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUNE 30 (MILLIONS)	2011	2010	2011	2010
Operating cash flow and gains per MD&A	$342	$327	$573	$693
Operating cash flow attributable to non-controlling interests	393	318	678	533
Less: disposition gains	(61)	(102)	(64)	(187)

Cash flow from operating activities before the following:	674	543	1,187	1,039
Net change in working capital balances and other	7	48	(36)	(61)
Net investment in residential development inventory	(115)	(9)	(466)	(14)

Cash flow from operating activities per financial statements	$566	$582	$685	$964

We describe the variances in operating cash flow attributable to Brookfield’s net equity elsewhere in the MD&A. Cash flow attributable to non-controlling interests reflects the interests of other investors in the cash flow generated by entities consolidated in our financial statements.

Q2 2011 INTERIM REPORT	57

Financing Activities

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUNE 30 (MILLIONS)	2011	2010	2011	2010
Per IFRS financial statements	$260	$(475)	$1,170	$(155)
Add: equity issued in exchange for General Growth shares not reflected in financial statements	–	–	907	–

Adjusted cash flow from financing	$260	$(475)	$2,077	$(155)

We recorded $260 million of cash flow from financing activities in the second quarter, compared to an outflow of $475 million in 2010. The current quarter included borrowings within subsidiaries to fund business development, whereas these facilities had been reduced during the comparable period in 2010. We increased distributions to investors in our listed and unlisted funds, including the return of monetization proceeds. The 2010 results include the repayment of approximately $500 million of property specific mortgages and other subsidiary debt, including debt associated with property that was sold. IFRS guidelines exclude equity issued in exchange for acquisitions to be included in the Consolidated Statements of Cash Flows included in the interim financial statements. Accordingly, we have reconciled for the excluded equity in the foregoing table.

Investing Activities

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUNE 30 (MILLIONS)	2011	2010	2011	2010
Per IFRS financial statements	$(863)	$32	$(1,571)	$(700)
Add: equity issued in exchange for General Growth shares in exchange for Class A Limited Voting Shares of the corporation	–	–	(907)	–

	$(863)	$32	$(2,478)	$(700)

We recorded $863 million of net cash outflows for investment activities in the second quarter. This included $699 million in property, plant and equipment during the quarter, roughly half of which went towards the development of renewable wind and hydroelectric generation facilities. We also acquired loans secured by commercial properties that are recorded as Investments in the statement of cash flows. Finally, we monetized a number of real estate securities included as “other financial assets”.

58	BROOKFIELD ASSET MANAGEMENT

RECONCILIATION BETWEEN CONSOLIDATED AND SEGMENTED FINANCIAL INFORMATION

Balance Sheet	As at June 30, 2011
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Asset Management and Other	Corporate Capitalization	Consolidated Financial Statements
Assets
Operating assets
Property, plant and equipment	$12,978	$12	$3,458	$1	$2,757	$–	$52	$–	$19,258
Investment properties	–	20,857	230	1,072	1,759	–	–	–	23,918
Timber and agriculture	–	–	2,737	475	64	–	–	–	3,276
Inventory	8	2	59	6,012	467	–	–	–	6,548
Investments	316	7,514	1,312	453	45	26	26	–	9,692
Cash and cash equivalents	313	377	249	394	404	153	107	–	1,997
Financial assets	6	754	–	(5)	156	1,490	–	–	2,401
Loans and notes receivable	58	390	13	(220)	1,080	219	–	–	1,540
Accounts receivable and other	1,473	943	2,316	1,887	956	130	1,150	–	8,855
Intangible assets	134	55	3,034	39	315	–	390	–	3,967
Goodwill	26	367	591	510	41	–	1,141	–	2,676

	15,312	31,271	13,999	10,618	8,044	2,018	2,866	–	84,128
Deferred tax asset	192	320	517	240	90	–	727	–	2,086

Total assets	$15,504	$31,591	$14,516	$10,858	$8,134	$2,018	$3,593	$–	$86,214

Liabilities
Corporate borrowings	$–	$–	$–	$–	$–	$–	$–	$3,330	$3,330
Non-recourse borrowings
Property specific mortgages	4,023	10,631	4,632	3,290	2,532	72	–	–	25,180
Subsidiary borrowings	1,276	679	358	201	1,033	36	–	921	4,504
Accounts payable and other liabilities	903	1,093	2,791	2,423	1,197	–	1,025	1,511	10,943
Deferred tax liability	2,586	750	1,182	339	239	–	–	13	5,109
Interests of others in funds	1,519	–	239	–	–	66	–	–	1,824
Capital securities	–	1,050	–	–	–	–	–	695	1,745
Equity
Non-controlling interests	712	7,923	3,519	1,992	1,686	81	8	–	15,921
Preferred equity	–	–	–	–	–	–	–	1,893	1,893
Common equity	4,485	9,465	1,795	2,613	1,447	1,763	2,560	(8,363)	15,765

Total liabilities and equity	$15,504	$31,591	$14,516	$10,858	$8,134	$2,018	$3,593	$–	$86,214

Common equity	$4,485	$9,465	$1,795	$2,613	$1,447	$1,763	$2,560	$(8,363)	$15,765
Deferred income taxes[1]	2,394	123	13	106	33	–	(727)	12	1,954
Unrecognized values	1,000	25	175	875	450	–	825	–	3,350

Net tangible asset value	7,879	9,613	1,983	3,594	1,930	1,763	2,658	(8,351)	21,069
Asset management franchise value	–	–	–	–	–	–	4,000	–	4,000

Intrinsic value	$7,879	$9,613	$1,983	$3,594	$1,930	$1,763	$6,658	$(8,351)	$25,069

1.	Net of non-controlling interests

Q2 2011 INTERIM REPORT	59

	$803	$803	$803	$803	$803	$803	$803	$803	$803
Results from Operations	For the three months ended June 30, 2011
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Investment Income Gains	Unallocated	Consolidated Financial Statements
Asset management and other services	$95	$–	$–	$–	$–	$–	$–	$–	$95
Revenues less direct operating costs
Renewable power generation	–	220	–	–	–	–	–	–	220
Commercial properties	–	–	372	–	–	11	–	–	383
Infrastructure	–	–	–	200	–	–	–	–	200
Development activities	–	–	–	–	83	–	–	–	83
Private equity and finance	–	–	–	–	–	151	–	–	151
Equity accounted income	4	7	113	47	1	–	1	–	173
Investment and other income	–	–	13	8	7	12	32	–	72

	99	227	498	255	91	174	33	–	1,377
Expenses
Interest	–	96	209	86	39	44	5	85	564
Operating costs	–	–	22	12	–	–	–	84	118
Current income taxes	–	11	2	(1)	5	4	–	–	21
Non-controlling interests	–	57	143	102	23	65	3	–	393

	99	63	122	56	24	61	25	(169)	281
Disposition gains	–	–	–	–	–	61	–	–	61

Cash flow from operations	99	63	122	56	24	122	25	(169)	342
Less: disposition gains	–	–	–	–	–	(61)	–	–	(61)

Net income before the following	99	63	122	56	24	61	25	(169)	281
Depreciation and amortization	–	(114)	(16)	(43)	(2)	(51)	–	(5)	(231)
Fair value changes	–	(26)	1,155	(6)	–	(46)	–	11	1,088
Deferred income taxes	–	–	(139)	(31)	(15)	7	–	75	(103)
Non-controlling interests	–	43	(319)	54	–	30	–	(5)	(197)

Net income (loss)	$99	$(34)	$803	$30	$7	$1	$25	$(93)	$838

Total Return and Change in Intrinsic Value	For the three months ended June 30, 2011
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Unallocated	Total
Cash flow from operations	$99	$63	$122	$56	$24	$122	$25	$(169)	$342
Less: preferred share dividends	–	–	–	–	–	–	–	(26)	(26)

Cash flow for shares	99	63	122	56	24	122	25	(195)	316

Fair value changes
Recorded in IFRS statements[1]
Revaluation gains/losses	–	19	815	(12)	27	(1)	(4)	(14)	830
Less: recorded in cash flow	–	–	(33)	–	1	(23)	–	–	(55)
Depreciation and amortization	(12)	(114)	(2)	(14)	(4)	(25)	(3)	–	(174)
Foreign currency	46	84	54	14	101	8	7	(20)	294
Other	–	–	15	–	(1)	–	–	15	29
Unrecognized values	50	175	(325)	50	–	(25)	–	–	(75)

Total fair value changes	84	164	524	38	124	(66)	–	(19)	849
Less: gains not recorded under IFRS	–	–	–	–	–	(61)	–	–	(61)

Total return	183	227	646	94	148	(5)	25	(214)	1,104
Capital invested/distributed[2]	(116)	(33)	125	(31)	132	(291)	225	(92)	(81)

Net change in intrinsic value	$67	$194	$771	$63	$280	$(296)	$250	$(306)	$1,023

1.	Net of non-controlling interests and excluding deferred income taxes
2.	Total amount represents dividends on common equity

60	BROOKFIELD ASSET MANAGEMENT

Results from Operations	For the three months ended June 30, 2010
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Investment Income Gains	Unallocated	Consolidated Financial Statements
Asset management and other services	$78	$–	$–	$–	$–	$–	$–	$–	$78
Revenues less direct operating costs
Renewable power generation	–	164	–	–	–	–	–	–	164
Commercial properties	–	–	291	–	–	9	–	–	300
Infrastructure	–	–	–	58	–	–	–	–	58
Development activities	–	–	–	–	111	1	–	–	112
Private equity and finance	–	–	–	–	–	104	–	–	104
Equity accounted income	–	5	67	51	(2)	–	–	–	121
Investment and other income	–	–	35	–	–	75	67	–	177

	78	169	393	109	109	189	67	–	1,114
Expenses
Interest	–	93	174	32	18	37	5	78	437
Operating costs	–	–	29	5	–	–	–	75	109
Current income taxes	–	3	1	–	15	6	–	–	25
Non-controlling interests	–	26	87	38	39	108	20	–	318

	78	47	102	34	37	38	42	(153)	225
Disposition gains	–	102	–	–	–	–	–	–	102

Cash flow from operations	78	149	102	34	37	38	42	(153)	327
Less: disposition gains	–	(102)	–	–	–	–	–	–	(102)

Net income before the following	78	47	102	34	37	38	42	(153)	225
Depreciation and amortization	–	(131)	(14)	(7)	(5)	(46)	–	(5)	(208)
Fair value changes	–	2	8	(41)	(3)	75	–	(42)	(1)
Deferred income taxes	–	42	(23)	4	6	(19)	–	29	39
Non-controlling interests	–	3	8	25	(12)	10	–	–	34

Net income (loss)	$78	$(37)	$81	$15	$23	$58	$42	$(171)	$89

Total Return and Change in Intrinsic Value	For the three months ended June 30, 2010
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Unallocated	Total
Cash flow from operations	$78	$149	$102	$34	$37	$38	$42	$(153)	$327
Less: preferred share dividends	–	–	–	–	–	–	–	(19)	(19)

Cash flow for shares	78	149	102	34	37	38	42	(172)	308

Fair value changes
Recorded in IFRS statements[1]
Revaluation gains/losses	15	(9)	20	(8)	2	59	(53)	(13)	13
Depreciation and amortization	(17)	(130)	(2)	(2)	(3)	(28)	(2)	–	(184)
Foreign currency	(18)	(188)	(103)	(55)	(56)	(10)	(2)	98	(334)
Other	–	(7)	(35)	(2)	2	–	–	18	(24)
Unrecognized values	–	200	–	200	–	400	–	–	800

Total fair value changes	(20)	(134)	(120)	133	(55)	421	(57)	103	271
Less: gains not recorded in IFRS statements	–	(102)	–	–	–	–	–	–	(102)

Total return	58	(87)	(18)	167	(18)	459	(15)	(69)	477
Capital invested/distributed[2]	(121)	(63)	12	(49)	141	26	(82)	62	(74)

Net change in intrinsic value	$(63)	$(150)	$(6)	$118	$123	$485	$(97)	$(7)	$403

1.	Net of non-controlling interests and excluding deferred income taxes
2.	Total amount represents dividends on common equity

Q2 2011 INTERIM REPORT	61

Balance Sheet	As at December 31, 2010
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Asset Management and Other	Corporate Capitalization	Consolidated Financial Statements
Assets
Operating assets
Property, plant and equipment	$12,443	$8	$3,138	$1	$2,497	$–	$61	$–	$18,148
Investment properties	–	19,709	222	1,071	1,161	–	–	–	22,163
Timber and agriculture	–	–	2,726	399	81	–	–	–	3,206
Inventory	8	2	46	5,333	460	–	–	–	5,849
Investments	267	4,811	1,271	188	45	26	21	–	6,629
Cash and cash equivalents	192	349	154	390	481	57	90	–	1,713
Financial assets	55	1,219	(4)	(161)	194	1,542	–	–	2,845
Loans and notes receivable	–	–	–	12	1,337	225	–	–	1,574
Accounts receivable and other	1,477	818	2,216	1,400	833	–	1,125	–	7,869
Intangible assets	125	62	2,904	23	314	–	377	–	3,805
Goodwill	17	347	591	474	42	–	1,075	–	2,546

	14,584	27,325	13,264	9,130	7,445	1,850	2,749	–	76,347
Deferred tax asset	154	329	431	263	109	–	498	–	1,784

Total assets	$14,738	$27,654	$13,695	$9,393	$7,554	$1,850	$3,247	$–	$78,131

Liabilities
Corporate borrowings	$–	$–	$–	$–	$–	$–	$–	$2,905	$2,905
Non-recourse borrowings
Property specific mortgages	3,834	10,689	4,463	2,626	1,712	130	–	–	23,454
Subsidiary borrowings	1,152	579	148	278	955	35	2	858	4,007
Accounts payable and other liabilities	838	1,191	2,530	2,149	1,168	4	897	1,557	10,334
Deferred tax liability	2,723	558	1,098	283	243	–	–	65	4,970
Interests of others in funds	1,355	–	207	–	–	–	–	–	1,562
Capital securities	–	1,038	–	–	–	–	–	669	1,707
Equity
Non-controlling interests	513	7,003	3,484	1,800	1,795	138	6	–	14,739
Preferred equity	–	–	–	–	–	–	–	1,658	1,658
Common equity	4,323	6,596	1,765	2,257	1,681	1,543	2,342	(7,712)	12,795

Total liabilities and equity	$14,738	$27,654	$13,695	$9,393	$7,554	$1,850	$3,247	$–	$78,131

Common equity	$4,323	$6,596	$1,765	$2,257	$1,681	$1,543	$2,342	$(7,712)	$12,795
Deferred income taxes[1]	2,569	(12)	15	52	24	–	(498)	66	2,216
Unrecognized values	600	325	125	875	450	–	875	–	3,250

Net tangible asset value	7,492	6,909	1,905	3,184	2,155	1,543	2,719	(7,646)	18,261
Asset management franchise value	–	–	–	–	–	–	4,000	–	4,000

Intrinsic value	$7,492	$6,909	$1,905	$3,184	$2,155	$1,543	$6,719	$(7,646)	$22,261

1.	Net of non-controlling interests

62	BROOKFIELD ASSET MANAGEMENT

Results from Operations	For the six months ended June 30, 2011
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Investment Income Gains	Unallocated	Consolidated Financial Statements
Asset management and other services	$171	$–	$–	$–	$–	$–	$–	$–	$171
Revenues less direct operating costs
Renewable power generation	–	406	–	–	–	–	–	–	406
Commercial properties	–	–	661	–	–	32	–	–	693
Infrastructure	–	–	–	388	–	–	–	–	388
Development activities	–	–	–	–	135	–	–	–	135
Private equity and finance	–	–	–	–	–	220	–	–	220
Equity accounted income	4	14	236	90	6	–	–	–	350
Investment and other income	–	–	22	11	14	49	125	–	221

	175	420	919	489	155	301	125	–	2,584
Expenses
Interest	–	190	411	169	65	92	13	170	1,110
Operating costs	–	–	47	23	–	–	–	163	233
Current income taxes	–	15	5	–	12	7	14	1	54
Non-controlling interests	–	100	233	191	39	109	6	–	678

	175	115	223	106	39	93	92	(334)	509
Disposition gains	–	–	3	–	–	61	–	–	64

Cash flow from operations	175	115	226	106	39	154	92	(334)	573
Less: disposition gains	–	–	(3)	–	–	(61)	–	–	(64)

Net income before the following	175	115	223	106	39	93	92	(334)	509
Depreciation and amortization	–	(224)	(30)	(74)	(6)	(108)	–	(10)	(452)
Fair value changes	–	(155)	1,495	(41)	(1)	55	–	17	1,370
Deferred income taxes	–	(15)	(190)	(24)	(16)	(14)	–	152	(107)
Non-controlling interests	–	87	(400)	93	4	(12)	–	24	(204)

Net income (loss)	$175	$(192)	$1,098	$60	$20	$14	$92	$(151)	$1,116

Total Return and Change in Intrinsic Value	For the six months ended June 30, 2011
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Unallocated	Total
Cash flow from operations	$175	$115	$226	$106	$39	$154	$92	$(334)	$573
Less: preferred share dividends	–	–	–	–	–	–	–	(51)	(51)

Cash flow for shares	175	115	226	106	39	154	92	(385)	522

Fair value changes
Recorded in IFRS statements[1]
Revaluation gains/losses	(6)	(43)	1,042	(36)	27	15	(10)	(9)	980
Less: recorded in cash flow	–	–	(33)	–	1	(36)	–	–	(68)
Depreciation and amortization	(22)	(224)	(8)	(22)	(5)	(54)	(3)	–	(338)
Foreign currency	74	135	76	15	136	8	7	(39)	412
Other	–	–	17	_	14	–	–	16	47
Unrecognized values	(50)	400	(300)	50	–	–	–	–	100

Total fair value changes	(4)	268	794	7	173	(67)	(6)	(32)	1,133
Less: gains not recorded in IFRS statements	–	–	(3)	–	–	(61)	–	–	(64)

Total return	171	383	1,017	113	212	26	86	(417)	1,591
Capital invested/distributed[2]	(232)	4	1,687	(35)	198	(251)	134	(1,664)	(159)
Class A Limited Voting Shares issuance	–	–	–	–	–	–	–	1,376	1,376

Net change in intrinsic value	$(61)	$387	$2,704	$78	$410	$(225)	$220	$(705)	$2,808

1.	Net of non-controlling interests and excluding deferred income taxes
2.	Total amount represents dividends on common equity

Q2 2011 INTERIM REPORT	63

Results from Operations			For the six months ended June 30, 2010
(MILLIONS)	Services	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Special Situations	Investment Income / Gains	Corporate	Consolidated Financial Statements
Asset management and other services	$149	$–	$–	$–	$–	$–	$–	$–	$149
Revenues less direct operating costs
Renewable power generation	–	403	–	–	–	–	–	–	403
Commercial properties	–	–	560	–	–	19	–	–	579
Infrastructure	–	–	–	104	–	1	–	–	105
Development activities	–	–	–	–	181	1	–	–	182
Special situations	–	–	–	–	–	178	–	–	178
Equity accounted investments	–	12	124	101	(1)	–	–	–	236
Investment and other income	–	–	63	1	8	77	170	–	319

	149	415	747	206	188	276	170	–	2,151
Expenses
Interest	–	183	339	62	55	62	10	153	864
Operating costs	–	–	53	10	–	–	–	139	202
Current income taxes	–	9	4	1	21	6	–	5	46
Non-controlling interests	–	63	179	69	67	123	32	–	533

Operating cash flow	149	160	172	64	45	85	128	(297)	506
Disposition gains	–	102	–	–	1	84	–	–	187

Cash flow from operations	149	262	172	64	46	169	128	(297)	693
Less: disposition gains	–	(102)	–	–	(1)	(84)	–	–	(187)

Net income before the following	149	160	172	64	45	85	128	(297)	506
Depreciation and amortization	–	(246)	(29)	(11)	(5)	(88)	–	(8)	(387)
Fair value changes	–	57	126	(81)	19	82	–	(76)	127
Deferred income taxes	–	11	(51)	1	10	(7)	–	39	3
Non-controlling interests	–	8	(50)	51	(25)	18	–	2	4

Net income (loss)	$149	$(10)	$168	$24	$44	$90	$128	$(340)	$253

Total Return and Change in Intrinsic Value	For the six months ended June 30, 2010
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Unallocated	Total
Cash flow from operations	$149	$262	$172	$64	$45	$170	$128	$(297)	$693
Less: preferred share dividends	–	–	–	–	–	–	–	(35)	(35)

Cash flow for shares	149	262	172	64	45	170	128	(332)	658

Fair value changes
Recorded in IFRS statements[1]
Revaluation gains/losses	16	11	49	27	14	54	(68)	(54)	49
Depreciation and amortization	(26)	(245)	(5)	(3)	(3)	(57)	(2)	–	(341)
Foreign currency	(6)	(175)	(45)	(55)	(40)	(16)	25	41	(271)
Other	–	(7)	(35)	(2)	2	85	–	26	69
Unrecognized values	–	350	–	200	–	400	–	–	950

Total fair value changes	(16)	(66)	(36)	167	(27)	466	(45)	13	456
Less: gains not recorded IFRS statements	–	(102)	–	–	–	(85)	–	–	(187)

Total return	133	94	136	231	18	551	83	(319)	927
Capital invested/distributed[2]	(445)	(217)	149	(92)	175	(66)	18	329	(149)

Net change in intrinsic value	$(312)	$(123)	$285	$139	$193	$485	$101	$10	$778

1.	Net of non-controlling interests and excluding deferred income taxes
2.	Total amount represents dividends on common equity

64	BROOKFIELD ASSET MANAGEMENT

Change in Intrinsic Value

The following table provides an analysis of the change in our intrinsic value during the quarter and reconciles this amount to Net Income, Other Comprehensive Income and other items in our Consolidated Statement of Changes in Equity:

	Intrinsic Value	Financial Statement Allocation				Intrinsic Value
FOR THE THREE MONTHS ENDED JUNE 30, 2011 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Net Income	Other Comprehensive Income	Shareholder Distributions	Other Items[1]	Per Share
Operating cash flow	$342	$281	$–	$–	$61 [2]	$0.50 [3]
Less: preferred share dividends	(26)	–	–	(26)	–	–

Operating cash flow for shares	316	281	–	(26)	61	0.50

Fair value changes
Revaluation gains/(losses)	830	823	52	–	(45)	1.26
Less: recorded in cash flow[4]	(55)	(55)	–	–	–	(0.08)

	775	768	52	–	(45)	1.18
Depreciation and amortization	(174)	(174)	–	–	–	(0.29)
Foreign currency revaluation	294	–	274	–	20 [5]	0.45
Other	29	–	–	–	29	0.04

	924	594	326	–	4	1.38
Unrecognized values[6]	(75)	n/a	n/a	n/a	n/a	(0.11)
Asset management franchise[6]	–	n/a	n/a	n/a	n/a	–

Total fair value changes	849	594	326	–	4	1.27
Less: gains not recorded in IFRS statements[2]	(61)	–	–	–	(61)	(0.09)

Total return – pre-tax[7]	1,104	875	326	(26)	4	1.68
Dividends – common equity	(81)	–	–	(81)	–	(0.13)
Deferred income taxes[7]	–	(37)	(12)	–	25	–

Total change in intrinsic value[7]	$1,023	$838	$314	$(107)	$29	$1.55

1.	Other items included in shareholders’ equity
2.	Represents disposition gains not included under IFRS
3.	Operating cash flow per share shown net of preferred share dividends
4.	Fair value changes that have been recorded in operating cash flow upon disposition
5.	Represents foreign exchange impact on deferred income taxes
6.	Revaluation of items not reflected at fair value under IFRS
7.	Values presented on a pre-tax basis

The components of changes in intrinsic value in the above table corresponds with pages 11 and 60 in the MD&A and the total change in intrinsic value for financial statements allocations correspond to the subtotals for the same categories in the consolidated statement of changes in equity within the interim financial statements.

Q2 2011 INTERIM REPORT	65

CONTRACTUAL OBLIGATIONS

Our 2010 Annual Report contains a table and description of our contractual obligations, which consist largely of long-term financial obligations, as well as commitments to provide bridge financing, capital subscriptions, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is in most cases dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

ACCOUNTING POLICIES AND CRITICAL JUDGMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies and to make judgements and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our 2010 Annual Report contains a description of the company’s accounting policies and the critical judgements and estimates utilized in the preparation of the consolidated financial statements.

In making critical judgements and estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain. For further reference on accounting policies and critical judgements and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2010 Consolidated Financial Statements.

66	BROOKFIELD ASSET MANAGEMENT

FUTURE CHANGES IN ACCOUNTING POLICIES

I.	Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The company has not yet determined the impact of IFRS 9 on its financial statements.

II.	Income Taxes

In December 2010, the IASB made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property. The amendments introduce a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. The company has not yet determined the impact of the amendments to IAS 12 on its financial statements.

III.	Employee Benefits

In June 2011, the IASB made amendments to IAS 19, Employee Benefits (“IAS 19”) that requires entities to provide their obligation resulting from the provision for defined benefit plans and how those obligations affect its financial position, financial performance and cash flow. The amendment provides several improvements, including; eliminating the option to defer the recognition of gains and losses, streamlining the presentation of changes to assets and liabilities with all changes from remeasurement to be recognized in other comprehensive income and enhancing the disclosure of the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The amended version of IAS 19 is effective for financial years beginning on or after January 1, 2013, with earlier application permitted. The company has not yet determined the impact of these amendments on its financial statements.

IV.	Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Ventures (“IFRS 11”), IFRS 12, Disclosures of Involvement with Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if all the respective standards are also early applied.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation Special Purpose Entities. The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee; power over the investee, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. The Company has not yet determined the impact of IFRS 10 and the amendments to IAS 27 on its consolidated financial statements.

Q2 2011 INTERIM REPORT	67

IFRS 11 supersedes IAS 31, Interest in Joint Ventures and SIC-31, Joint Controlled Entities – Non- Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRSs. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28, Investments in associates and Joint Venturers. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The Company has not yet determined the impact of IFRS 11 and the amendments to IAS 28 on its consolidated financial statements.

IFRS 12 integrates the disclosure requirements on interests in other entities and requires a parent company to disclose information about significant judgements and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting IFRS 12. The Company has not yet determined the impact of IFRS 12 on its consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

68	BROOKFIELD ASSET MANAGEMENT

QUARTERLY RESULTS

Total revenues, net income (loss) for the eight recently completed quarters are as follows:

	2011		2010				2009
(MILLIONS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues	$4,136	$3,583	$3,666	$3,550	$3,376	$3,031	$3,792	$2,844

Asset management and other services	95	76	126	90	78	71	123	65
Revenues less direct operating costs
Renewable power	220	186	188	157	164	239	217	141
Commercial properties	383	310	366	337	300	279	344	258
Infrastructure	200	188	76	40	58	47	21	25
Development	83	52	169	176	112	70	80	12
Private equity and finance	151	69	13	90	104	74	21	18
Equity accounted income	173	177	132	126	121	115	144	44
Investment and other income	72	149	81	193	177	142	159	190

	1,377	1,207	1,151	1,209	1,114	1,037	1,109	753
Expenses
Interest	564	546	513	452	437	427	395	383
Operating costs	118	115	121	94	109	93	122	87
Current income taxes	21	33	13	38	25	21	(44)	(2)
Non-controlling interest in net income before the following	393	285	315	271	318	215	292	136

Income prior to other items	281	228	189	354	225	281	344	149
Fair value changes	1,088	282	1,792	(54)	(1)	128	279	(873)
Depreciation and amortization	(231)	(221)	(215)	(193)	(208)	(179)	(173)	(161)
Future income taxes	(103)	(4)	(10)	(36)	39	(36)	(33)	177
Non-controlling interest in the foregoing items	(197)	(7)	(667)	41	34	(30)	(202)	291

Net income (loss)	$838	$278	$1,089	$112	$89	$164	$215	$(417)

Cash flows from operations for the eight recently completed quarters are as follows:

	2011		2010				2009
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Income before the following	$281	$228	$189	$354	$225	$281	$344	$149
Disposition gains[1]	61	3	227	–	102	85	21	346

Cash flow from operations and gains	342	231	416	354	327	366	365	495
Preferred share dividends	26	25	22	18	19	16	14	12

Cash flow to Brookfield shareholders	$316	$206	$394	$336	$308	$350	$351	$483

Common equity – book value	$15,765	$14,691	$12,795	$12,164	$11,637	$11,997	$11,809	$11,789
Shares outstanding	621.5	621.1	577.7	576.1	574.9	574.0	572.9	572.1
Per share
Cash flow from operations	$0.50	$0.33	$0.67	$0.57	$0.53	$0.60	$0.60	$0.83
Net income (loss)	1.26	0.41	1.80	0.16	0.12	0.25	0.35	(0.75)
Dividends	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13
Book value[2]	25.22	23.60	22.09	21.06	20.19	20.84	20.47	20.43
Market trading price (NYSE)	33.17	32.46	33.29	28.37	22.62	25.42	22.18	22.71

1.	Represents gains that are not recorded in net income for IFRS purposes
2.	Excludes dilution from capital securities which the Company intends to redeem prior to conversion

Q2 2011 INTERIM REPORT	69

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Interim Report contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “potential,” “intend,” “grow,” “plan,” “seek,” “expect,” “believe,” “objective,” “continue,” “maintain,” “projected,” “enable,” “expand,” “likely,” and derivations thereof and other expressions, including conditional verbs such as “will,” “can,” “may,” “would,” “could” and “should” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this Interim Report include statements with respect to: our primary financial objective to increase the intrinsic value of Brookfield, on a per share basis, at a rate of 12% when measured over the longer term; our strategy to use investment grade leverage at the asset level with no recourse to the corporation; improving cash flows; expansion of our operations on a value basis; progress toward higher occupancies and rental rates in leasing; our belief of strong returns from our investment in BankWest Tower; the spin-off by GGP of Rouse Properties, Inc. and our intentions expectations regarding this company; construction of our Texas transmission project; our expected returns from a portfolio of office properties on the U.S. west coast and a senior secured loan to an infrastructure manufacturer; our expectations regarding capital expenditures, stable cash flows and capital appreciation; our expectations for our Australian operations; our ability to add assets to our business; our objective to generate increased cash flows and net asset values on a per share basis; the fundraising for seven funds seeking total third party commitments of more than $4 billion over 2011 and 2012; our ability to close on commercial leases that are in serious discussions; our refinancing initiatives; our growth opportunities, including expansion of our existing operations, development opportunities and potential acquisitions; the spin-off of malls in our U.S. retail operations; the future realization of meaningful unrecognized gains in our private equity and finance business; our hedging activities; our business development activities and outlook expectations for each of our business units as described under “Review of Operations – Business Development” and “Review of Operations - utlook”; our estimate of projected cash flows and discount rates used in our fair value analysis; the development activities in our renewable power business, including installed capacity, expected annual generation and projected costs; our belief that we are in position to achieve long-term generation targets for the balance of the year should normal water conditions prevail; our ability to maintain or increase our net rental income; our expectation that cash flow growth will outpace interest expense in our Brazilian retail operations; our expectation of favorable market conditions in the short term for the timber industry; our rail expansion plans in Australia, including related customer contracts, expected capital investments and expected returns; our expectation to close delayed lot sales in our Canadian residential business; future determination of our legal proceedings with AIG Financial Products; and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current financial crisis; the behavior of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill office property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States, including Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

70	BROOKFIELD ASSET MANAGEMENT

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	000000000	000000000
	(UNAUDITED)

(MILLIONS)	Jun. 30 2011	Dec. 31 2010
Assets
Cash and cash equivalents	$1,997	$1,713
Other financial assets	3,941	4,419
Accounts receivable and other	8,855	7,869
Inventory	6,548	5,849
Investments	9,692	6,629
Property, plant and equipment	19,258	18,148
Investment properties	23,918	22,163
Timber	3,276	3,206
Intangible assets	3,967	3,805
Goodwill	2,676	2,546
Deferred income tax asset	2,086	1,784

	$86,214	$78,131

Liabilities and Equity
Accounts payable and other	$10,943	$10,334
Corporate borrowings	3,330	2,905
Non-recourse borrowings
Property-specific mortgages	25,180	23,454
Subsidiary borrowings	4,504	4,007

Deferred income tax liability	5,109	4,970

Capital securities	1,745	1,707
Interests of others in funds	1,824	1,562
Equity
Preferred equity	1,893	1,658
Non-controlling interests	15,921	14,739
Common equity	15,765	12,795

	33,579	29,192

	$86,214	$78,131

Q2 2011 INTERIM REPORT	71

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
(UNAUDITED) PERIOD ENDED JUNE 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2011	2010	2011	2010
Total revenues	$4,136	$3,376	$7,719	$6,407

Asset management and other services	95	78	171	149
Revenues less direct operating costs
Renewable power generation	220	164	406	403
Commercial properties	383	300	693	579
Infrastructure	200	58	388	105
Development activities	83	112	135	182
Private equity and finance	151	104	220	178

	1,132	816	2,013	1,596
Equity accounted income	173	121	350	236
Investment and other income	72	177	221	319

	1,377	1,114	2,584	2,151
Expenses
Interest	564	437	1,110	864
Operating costs	118	109	233	202
Current income taxes	21	25	54	46

	674	543	1,187	1,039
Other items
Fair value changes	1,088	(1)	1,370	127
Depreciation and amortization	(231)	(208)	(452)	(387)
Deferred income tax	(103)	39	(107)	3

Net income	$1,428	$373	$1,998	$782

Net income attributable to:
Shareholders	$838	$89	$1,116	$253
Non-controlling interests	590	284	882	529

	$1,428	$373	$1,998	$782

Net income per share:
Diluted	$1.26	$0.12	$1.67	$0.37
Basic	$1.32	$0.12	$1.74	$0.38

72	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Six Months Ended
(UNAUDITED) PERIOD ENDED JUNE 30 (MILLIONS)	2011	2010	2011	2010
Net income	$1,428	$373	$1,998	$782

Other comprehensive income
Foreign currency translation	466	(469)	635	(468)
Available-for-sale securities	(11)	40	9	65
Derivative instruments designated as cash flow hedges	56	(39)	62	(31)
Revaluations of property, plant and equipment	21	6	25	51
Equity accounted investments	(11)	7	(13)	(23)
Taxes on above items	(18)	(16)	183	(22)

	503	(471)	901	(428)

Comprehensive income (loss)	$1,931	$(98)	$2,899	$354

Attributable to:
Shareholders
Net income	$838	$89	$1,116	$253
Other comprehensive income (loss)	314	(332)	633	(301)

Comprehensive income (loss)	$1,152	$(243)	$1,749	$(48)

Non-controlling interests
Net income	$590	$284	$882	$529
Other comprehensive income (loss)	189	(139)	268	(127)

Comprehensive income	$779	$145	$1,150	$402

Q2 2011 INTERIM REPORT	73

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) THREE MONTHS ENDED JUNE 30, 2011 (MILLIONS)	Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2011	$2,805	$104	$4,709	$204	$4,873	$2,022	$(26)	$14,691	$1,893	$15,080	$31,664
Prior to: deferred income taxes	–	–	260	(286)	1,723	187	46	1,930	–	1,038	2,968

	2,805	104	4,969	(82)	6,596	2,209	20	16,621	1,893	16,118	34,632

Changes in period
Net income
Income and disposition gains prior to other items	–	–	281	61	–	–	–	342	–	487	829
Fair value changes	–	–	768	–	–	–	–	768	–	320	1,088
Depreciation and amortization	–	–	(174)	–	–	–	–	(174)	–	(57)	(231)
Less: disposition gains[1]	–	–	–	(61)	–	–	–	(61)	–	(94)	(155)
Associated deferred income taxes	–	–	(37)	–	–	–	–	(37)	–	(66)	(103)

	–	–	838	–	–	–	–	838	–	590	1,428

Other comprehensive income
Fair value changes	–	–	–	–	22	–	30	52	–	3	55
Currency translation	–	–	–	–	–	274	–	274	–	192	466
Associated deferred income taxes	–	–	–	–	2	3	(17)	(12)	–	(6)	(18)

	–	–	–	–	24	277	13	314	–	189	503

Shareholder distributions
Common equity	–	–	(81)	–	–	–	–	(81)	–	–	(81)
Preferred equity	–	–	(26)	–	–	–	–	(26)	–	–	(26)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(199)	(199)

	–	–	(107)	–	–	–	–	(107)	–	(199)	(306)

Other items
Equity issuances, net of redemptions	8	–	(1)	–	–	–	–	7	–	108	115
Share-based compensation	–	8	–	–	–	–	–	8	–	3	11
Ownership changes	–	–	–	(31)	–	20	–	(11)	–	109	98
Associated deferred income taxes	–	–	–	45	–	(20)	–	25	–	41	66

	8	8	(1)	14	–	–	–	29	–	261	290

Reversal of in-period income taxes	–	–	37	(45)	(2)	17	17	24	–	31	55

	2,813	112	5,736	(113)	6,618	2,503	50	17,719	1,893	16,990	36,602

Less: deferred income taxes, net
Opening balances	–	–	(260)	286	(1,723)	(187)	(46)	(1,930)	–	(1,038)	(2,968)
In-period amounts	–	–	(37)	45	2	(17)	(17)	(24)	–	(31)	(55)

Ending balances	–	–	(297)	331	(1,721)	(204)	(63)	(1,954)	–	(1,069)	(3,023)

Balance as at June 30, 2011	$2,813	$112	$5,439	$218	$4,897	$2,299	$(13)	$15,765	$1,893	$15,921	$33,579

1.	Disposition gains not recognized in net income under IFRS

74	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) SIX MONTHS ENDED JUNE 30, 2011 (MILLIONS)	Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2010	$1,334	$97	$4,627	$187	$4,680	$1,930	$(60)	$12,795	$1,658	$14,739	$29,192
Prior to: deferred income taxes	–	–	326	(232)	1,913	163	46	2,216	–	970	3,186

	1,334	97	4,953	(45)	6,593	2,093	(14)	15,011	1,658	15,709	32,378

Changes in period
Net income
Income and disposition gains prior to other items	–	–	509	64	–	–	–	573	–	772	1,345
Fair value changes	–	–	924	–	–	–	–	924	–	446	1,370
Depreciation and amortization	–	–	(338)	–	–	–	–	(338)	–	(114)	(452)
Less: disposition gains[1]	–	–	–	(64)	–	–	–	(64)	–	(94)	(158)
Associated deferred income taxes	–	–	21	–	–	–	–	21	–	(128)	(107)

	–	–	1,116	–	–	–	–	1,116	–	882	1,998

Other comprehensive income
Fair value changes	–	–	–	–	25	–	64	89	–	(6)	83
Currency translation	–	–	–	–	–	355	–	355	–	280	635
Associated deferred income taxes	–	–	–	–	192	14	(17)	189	–	(6)	183

	–	–	–	–	217	369	47	633	–	268	901

Shareholder distributions
Common equity	–	–	(159)	–	–	–	–	(159)	–	–	(159)
Preferred equity	–	–	(51)	–	–	–	–	(51)	–	–	(51)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(343)	(343)

	–	–	(210)	–	–	–	–	(210)	–	(343)	(553)

Other items
Equity issuances, net of redemptions	1,479	–	(102)	–	–	–	–	1,377	235	211	1,823
Share-based compensation	–	15	–	–	–	–	–	15	–	6	21
Ownership changes	–	–	–	(68)	–	55	–	(13)	–	123	110
Associated deferred income taxes	–	–	8	99	–	(55)	–	52	–	35	87

	1,479	15	(94)	31	–	–	–	1,431	235	375	2,041

Reversal of in-period income taxes	–	–	(29)	(99)	(192)	41	17	(262)	–	99	(163)

	2,813	112	5,736	(113)	6,618	2,503	50	17,719	1,893	16,990	36,602

Less: deferred income taxes, net
Opening balances	–	–	(326)	232	(1,913)	(163)	(46)	(2,216)	–	(970)	(3,186)
In-period amounts	–	–	29	99	192	(41)	(17)	262	–	(99)	163

Ending balances	–	–	(297)	331	(1,721)	(204)	(63)	(1,954)	–	(1,069)	(3,023)

Balance as at June 30, 2011	$2,813	$112	$5,439	$218	$4,897	$2,299	$(13)	$15,765	$1,893	$15,921	$33,579

1.	Disposition gains not recognized in net income under IFRS

Q2 2011 INTERIM REPORT	75

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) THREE MONTHS ENDED JUNE 30, 2010 (MILLIONS)	Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2010	$1,297	$74	$3,626	$193	$5,228	$1,626	$(47)	$11,997	$1,413	$10,886	$24,296
Prior to: deferred income taxes	–	–	318	(51)	2,357	179	29	2,832	–	1,093	3,925

	1,297	74	3,944	142	7,585	1,805	(18)	14,829	1,413	11,979	28,221

Changes in period
Net income
Income and disposition gains prior to other items	–	–	225	102	–	–	–	327	–	318	645
Fair value changes	–	–	(5)	–	–	–	–	(5)	–	4	(1)
Depreciation and amortization	–	–	(184)	–	–	–	–	(184)	–	(24)	(208)
Less: disposition gains[1]	–	–	–	(102)	–	–	–	(102)	–	–	(102)
Associated deferred income taxes	–	–	53	–	–	–	–	53	–	(14)	39

	–	–	89	–	–	–	–	89	–	284	373

Other comprehensive income
Fair value changes	–	–	–	–	12	–	(17)	(5)	–	19	14
Currency translation	–	–	–	–	–	(311)	–	(311)	–	(158)	(469)
Associated deferred income taxes	–	–	–	–	–	(18)	2	(16)	–	–	(16)

	–	–	–	–	12	(329)	(15)	(332)	–	(139)	(471)

Shareholder distributions
Common equity	–	–	(74)	–	–	–	–	(74)	–	–	(74)
Preferred equity	–	–	(19)	–	–	–	–	(19)	–	–	(19)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(141)	(141)

	–	–	(93)	–	–	–	–	(93)	–	(141)	(234)

Other items
Equity issuances, net of redemptions	9	–	–	–	–	–	–	9	–	34	43
Share-based compensation	–	9	–	–	–	–	–	9	–	–	9
Ownership changes	–	–	–	(19)	–	(23)	–	(42)	–	246	204
Associated deferred income taxes	–	–	–	(23)	–	23	–	–	–	(112)	(112)

	9	9	–	(42)	–	–	–	(24)	–	168	144

Reversal of in-period income taxes	–	–	(53)	23	–	(5)	(2)	(37)	–	126	89

	1,306	83	3,887	123	7,597	1,471	(35)	14,432	1,413	12,277	28,122

Less: deferred income taxes, net
Opening balances	–	–	(318)	51	(2,357)	(179)	(29)	(2,832)	–	(1,093)	(3,925)
In-period amounts	–	–	53	(23)	–	5	2	37	–	(126)	(89)

Ending balances	–	–	(265)	28	(2,357)	(174)	(27)	(2,795)	–	(1,219)	(4,014)

Balance as at June 30, 2010	$1,306	$83	$3,622	$151	$5,240	$1,297	$(62)	$11,637	$1,413	$11,058	$24,108

1.	Disposition gains not recognized in net income under IFRS

76	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) SIX MONTHS ENDED JUNE 30, 2010 (MILLIONS)	Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2009	$1,289	$67	$3,560	$117	$5,193	$1,623	$(40)	$11,809	$1,144	$10,186	$23,139
Prior to: deferred income taxes	–	–	295	–	2,352	119	29	2,795	–	983	3,778

	1,289	67	3,855	117	7,545	1,742	(11)	14,604	1,144	11,169	26,917

Changes in period
Net income
Income and disposition gains prior to other items	–	–	506	187	–	–	–	693	–	533	1,226
Fair value changes	–	–	58	–	–	–	–	58	–	69	127
Depreciation and amortization	–	–	(341)	–	–	–	–	(341)	–	(46)	(387)
Less: disposition gains[1]	–	–	–	(187)	–	–	–	(187)	–	–	(187)
Associated deferred income taxes	–	–	30	–	–	–	–	30	–	(27)	3

	–	–	253	–	–	–	–	253	–	529	782

Other comprehensive income
Fair value changes	–	–	–	–	52	–	(24)	28	–	34	62
Currency translation	–	–	–	–	–	(308)	–	(308)	–	(160)	(468)
Associated deferred income taxes	–	–	–	–	(5)	(18)	2	(21)	–	(1)	(22)

	–	–	–	–	47	(326)	(22)	(301)	–	(127)	(428)

Shareholder distributions
Common equity	–	–	(149)	–	–	–	–	(149)	–	–	(149)
Preferred equity	–	–	(35)	–	–	–	–	(35)	–	–	(35)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(227)	(227)

	–	–	(184)	–	–	–	–	(184)	–	(227)	(411)

Other items
Equity issuances, net of redemptions	17	–	(7)	–	–	–	–	10	269	510	789
Share-based compensation	–	16	–	–	–	–	–	16	–	–	16
Ownership changes	–	–	–	6	–	37	–	43	–	395	438
Associated deferred income taxes	–	–	–	28	–	(37)	–	(9)	–	(208)	(217)

	17	16	(7)	34	–	–	–	60	269	697	1,026

Reversal of in-period income taxes	–	–	(30)	(28)	5	55	(2)	–	–	236	236

	1,306	83	3,887	123	7,597	1,471	(35)	14,432	1,413	12,277	28,122

Less: deferred income taxes, net
Opening balances	–	–	(295)	–	(2,352)	(119)	(29)	(2,795)	–	(983)	(3,778)
In-period amounts	–	–	30	28	(5)	(55)	2	–	–	(236)	(236)

Ending balances	–	–	(265)	28	(2,357)	(174)	(27)	(2,795)	–	(1,219)	(4,014)

Balance as at June 30, 2010	$1,306	$83	$3,622	$151	$5,240	$1,297	$(62)	$11,637	$1,413	$11,058	$24,108

1.	Disposition gains not recognized in net income under IFRS

Q2 2011 INTERIM REPORT	77

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Six Months Ended
(UNAUDITED) PERIOD ENDED JUNE 30 (MILLIONS)	2011	2010	2011	2010
Operating activities
Net income	$1,428	$373	$1,998	$782
Adjusted for the following items
Fair value changes	(1,088)	1	(1,370)	(127)
Depreciation and amortization	231	208	452	387
Deferred income taxes	103	(39)	107	(3)

	674	543	1,187	1,039
Residential development	(115)	(9)	(466)	(14)
Net change in non-cash working capital balances and other	7	48	(36)	(61)

	566	582	685	964

Financing activities
Corporate borrowings, net of repayments	253	219	356	54
Property-specific mortgages, net of repayments	(40)	(286)	31	(148)
Other debt of subsidiaries, net of repayments	237	(217)	419	(439)
Capital provided by non-controlling interests, net of repayments	29	33	123	4
Capital provided by fund partners, net of distributions	70	–	77	–
Corporate preferred equity issuances	–	–	229	262
Subsidiary preferred equity issuances	–	–	–	495
Shares issued, net of repurchases	8	9	477	17
Common shares of subsidiaries issued, net of repurchases	9	1	11	11
Shareholder distributions – subsidiaries	(199)	(141)	(343)	(227)
Shareholder distributions – corporate	(107)	(93)	(210)	(184)

	260	(475)	1,170	(155)

Investing activities
Investment in or sale of operating assets, net
Investment properties	(53)	34	167	(314)
Property, plant and equipment
Renewable power generation	(344)	(78)	(511)	(115)
Infrastructure	(141)	(6)	(235)	62
Private equity and finance	(214)	(34)	(275)	(88)
Timber	(4)	–	(12)	–
Investments	(508)	(18)	(1,282)	79
Other financial assets	275	16	408	(403)
Restricted cash and deposits	120	118	163	95
Acquisition of subsidiaries, net of dispositions	6	–	6	(16)

	(863)	32	(1,571)	(700)

Cash and cash equivalents
Balance, beginning of period	2,034	1,279	1,713	1,309
(Decrease)/Increase	(37)	139	284	109

Balance, end of period	$1,997	$1,418	$1,997	$1,418

78	BROOKFIELD ASSET MANAGEMENT

Notes to the Consolidated Financial Statements

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (the “company”) is a global asset management company. Focused on property, power and infrastructure assets, the company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

The interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2010.

The interim financial statements should be read in conjunction with the most recently issued Annual Report of Brookfield Asset Management Inc. which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2010 included in that report, and have been consistently applied in the preparation of these interim financial statements, except as noted in 2(b) below.

The interim financial statements are unaudited. Financial information in this report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”).

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

These financial statements were authorized for issuance by the Board of Directors of the company on August 9, 2011.

b)	Changes in Accounting Policies

Related party disclosures

On November 4, 2009, the International Accounting Standards Board (“IASB”) issued a revised version of International Accounting Standards 24, Related Party Disclosures (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The implementation of IAS 24 did not have a material impact to the Company’s interim consolidated financial statements.

c)	Future Changes in Accounting Policies

I.	Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The company has not yet determined the impact of IFRS 9 on its financial statements.

Q2 2011 INTERIM REPORT	79

II.	Income Taxes

In December 2010, the IASB made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property. The amendments introduce a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. The company has not yet determined the impact of the amendments to IAS 12 on its financial statements.

III.	Employee Benefits

In June 2011, the IASB made amendments to IAS 19, Employee Benefits (“IAS 19”) that requires entities to provide their obligation resulting from the provision for defined benefit plans and how those obligations affect its financial position, financial performance and cash flow. The amendment provides several improvements, including; eliminating the option to defer the recognition of gains and losses, streamlining the presentation of changes to assets and liabilities with all changes from remeasurement to be recognized in other comprehensive income and enhancing the disclosure of the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The amended version of IAS 19 is effective for financial years beginning on or after January 1, 2013, with earlier application permitted. The company has not yet determined the impact of these amendments on its financial statements.

IV.	Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Ventures (“IFRS 11”), IFRS 12, Disclosures of Involvement with Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if all the respective standards are also early applied.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. The Company has not yet determined the impact of IFRS 10 and the amendments to IAS 27 on its consolidated financial statements.

IFRS 11 supersedes IAS 31, Interest in Joint Ventures and SIC-31, Joint Controlled Entities – Non- Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRSs. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28, Investments in Associates and Joint Venturers. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The Company has not yet determined the impact of IFRS 11 and the amendments to IAS 28 on its consolidated financial statements.

80	BROOKFIELD ASSET MANAGEMENT

IFRS 12 integrates the disclosure requirements on interests in other entities and requires a parent company to disclose information about significant judgements and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting IFRS 12. The Company has not yet determined the impact of IFRS 12 on its consolidated financial statements.

3.	CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
(a)	Other Financial Assets

AS AT JUN. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Current portion	$1,373	$1,700
Non-current portion	2,568	2,719

	$3,941	$4,419

(b)	Accounts Receivable and Other

AS AT JUN. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Current portion	$6,308	$5,504
Non-current portion	2,547	2,365

	$8,855	$7,869

(c)	Inventory

AS AT JUN. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Current portion	$3,620	$3,156
Non-current portion	2,928	2,693

	$6,548	$5,849

(d)	Accounts Payable and Other

AS AT JUN. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Current portion	$6,730	$6,482
Non-current portion	4,213	3,852

	$10,943	$10,334

(e)	Property-Specific Mortgages

AS AT JUN. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Current portion	$3,248	$4,331
Non-current portion	21,932	19,123

	$25,180	$23,454

(f)	Subsidiary Borrowings

AS AT JUN. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Current portion	$539	$620
Non-current portion	3,965	3,387

	$4,504	$4,007

Q2 2011 INTERIM REPORT	81

4.	SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments:

(a)	renewable power generation operations, which are predominantly hydroelectric power generating facilities on river systems in North America and Brazil;

(b)

commercial properties operations, which are principally commercial office properties, retail properties and commercial developments located primarily in major North American, Brazilian, and Australian and European cities;

(c)	infrastructure operations, which are predominantly utilities, transport and energy and timber operations located in Australia, North America, the United Kingdom and South America;

(d)	development activities operations, which are principally residential development and opportunistic investing, located primarily in major North American, Brazilian and Australian cities; and

(e)	private equity and finance operations, which include the company’s restructuring funds, real estate finance, bridge lending and other investments.

Non-operating assets, liabilities and related revenues, cash flows and net income (loss) are presented as cash, financial assets, fee revenues and other.

The following table reconciles revenues, net income (loss), assets and liabilities by reportable segments:

	Three Months Ended				Six Months Ended
	2011		2010		2011		2010
FOR THE PERIOD ENDED JUNE 30 (MILLIONS)	Revenues	Net Income (Loss)	Revenues	Net Income (loss)	Revenues	Net Income (Loss)	Revenues	Net Income (loss)
Renewable power generation	$337	$(20)	$267	$(14)	$635	$(179)	$604	$45
Commercial properties	606	1,265	554	148	1,195	1,731	1,093	385
Infrastructure	495	78	212	28	939	158	408	42
Development activities	718	30	683	74	1,212	55	1,163	136
Private equity and finance	1,062	36	988	156	2,103	135	1,813	195
Cash, financial assets, fee revenues and other	918	39	672	(19)	1,635	98	1,326	(21)

	$4,136	$1,428	$3,376	$373	$7,719	$1,998	$6,407	$782

	2011		2010
AS AT JUN. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	Assets	Liabilities	Assets	Liabilities
Renewable power generation	$15,504	$10,307	$14,738	$9,902
Commercial properties	31,591	14,203	27,654	14,055
Infrastructure	14,516	9,202	13,695	8,446
Development activities	10,858	6,253	9,393	5,336
Private equity and finance	8,134	5,001	7,554	4,078
Cash, financial assets, fee revenues and other	5,611	7,669	5,097	7,122

	$86,214	$52,635	$78,131	$48,939

82	BROOKFIELD ASSET MANAGEMENT

Revenues, assets and liabilities by geographic segments are as follows:

	Three Months Ended June 30		Six Months Ended June 30		June 30 2011		December 31 2010
	2011	2010	2011	2010
(MILLIONS)	Revenues		Revenues		Assets	Liabilities	Assets	Liabilities
United States	$1,228	$1,374	$2,507	$2,509	$32,243	$18,937	$28,504	$18,100
Canada	663	570	1,360	1,179	18,643	13,457	17,441	12,053
Australia	846	597	1,480	1,155	16,966	10,175	15,594	9,454
Brazil	688	377	1,121	844	13,298	7,497	11,483	6,453
Europe	348	300	683	444	4,202	2,273	4,185	2,511
Other	363	158	568	276	862	296	924	368

	$4,136	$3,376	$7,719	$6,407	$86,214	$52,635	$78,131	$48,939

5.	PROPERTY, PLANT AND EQUIPMENT

AS AT JUN. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Renewable power generation	$12,978	$12,443
Timber	704	688
Utilities	787	723
Transport and energy	1,967	1,727
Private equity and finance	2,757	2,497
Other property, plant and equipment	65	70

	$19,258	$18,148

6.	COMMON EQUITY

The company’s shareholders’ equity is comprised of the following:

AS AT JUN. 30, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Limited Voting Shares	$2,813	$1,334
Contributed surplus	112	97
Retained earnings	5,439	4,627
Ownership changes	218	187
Accumulated other comprehensive income	7,183	6,550

Common equity	$15,765	$12,795

The company is authorized to issue an unlimited number of Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares, together referred to as Limited Voting shares. The company’s shares have no stated par value. The holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of Limited Voting Shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of share is diluted.

Q2 2011 INTERIM REPORT	83

The number of Limited Voting Shares issued and outstanding and unexercised options at June 30, 2011 and December 31, 2010 are as follows:

AS AT JUN. 30, 2011 AND DEC. 31, 2010 NUMBER OF SHARES	2011	2010
Class A Limited Voting Shares	621,453,951	577,578,573
Class B Limited Voting Shares	85,120	85,120

	621,539,071	577,663,693
Unexercised options	38,871,849	38,401,076

Total diluted shares	660,410,920	616,064,769

Shares issued and outstanding changed during the three and six months ended as follows:

	Three Months Ended		Six Months Ended
FOR THE THREE AND SIX MONTHS ENDED JUNE 30	2011	2010	2011	2010
Outstanding at beginning of period	621,045,961	573,982,593	577,663,693	572,867,939
Shares issued (repurchased)
Dividend reinvestment plan	20,628	28,724	49,676	58,134
Management share option plan	472,482	925,138	1,930,702	2,010,362
Repurchases	–	–	(3,200,000)	–
Issuances	–	–	45,095,000	–
Other	–	–	–	20

Outstanding at end of period	621,539,071	574,936,455	621,539,071	574,936,455

In January 2011, the company issued 27,500,000 Class A Limited Voting Shares in connection with the $1.7 billion acquisition of General Growth Properties’ common shares. In February 2011, the company issued 17,595,000 Class A Limited Voting Shares for cash proceeds of C$578 million pursuant to a public equity offering. In March 2011, the company acquired 3.2 million Class A Limited Voting Shares for $106 million, of which 2.4 million shares relate to grants of restricted stock to employees in lieu of share options.

Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Six Months Ended
FOR THE THREE AND SIX MONTHS ENDED JUNE 30 (MILLIONS)	2011	2010	2011	2010
Net income available to shareholders	$838	$89	$1,116	$253
Preferred share dividends	(26)	(19)	(51)	(35)

Net income available to shareholders – basic	812	70	1,065	218
Capital securities dividends[1]	12	–	18	–

Net income available for shareholders – diluted	$824	$70	$1,083	$218

AS AT JUN. 30, 2011 AND JUN. 30, 2010 (MILLIONS)
	2011	2010
Weighted average shares	613.2	573.8
Dilutive effect of the conversion of options using treasury stock method	12.4	9.7
Dilutive effect of the conversion of capital securities[1,2]	23.0	–

Shares and share equivalents	648.6	583.5

1.

Subject to the approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting Shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder

2.	The number of shares is based on 95% of the quoted market price at period-end

84	BROOKFIELD ASSET MANAGEMENT

Stock-based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date.

During the six months ended June 30, 2011, the company granted 2.5 million stock options at a weighted average exercise price of $32.61 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 33.8% volatility, a weighted average expected dividend yield of 5.0% annually, a risk free rate of 2.8% and a liquidity discount of 25%.

In February 2011, the company established an Escrowed Stock Plan which allows executives to increase their ownership of Brookfield Class A Limited Voting Shares. Under the escrowed plan, a private company was capitalized with common shares (the “escrowed shares”) and preferred shares issued to Brookfield for cash proceeds. The proceeds were used to purchase 3.2 million Brookfield Class A Limited Voting Shares and 75% of the escrowed shares were granted to executives.

The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of Class A Limited Voting Shares issued from treasury of the company, based on the market value of Class A Limited Voting Shares at the time of exchange.

7.	FAIR VALUE CHANGES

Fair value changes consist of mark-to-market gains (losses) and are comprised of the following:

	Three Months Ended		Six Months Ended
FOR THE THREE AND SIX MONTHS ENDED JUNE 30 (MILLIONS)	2011	2010	2011	2010
Investment property	$303	$83	$607	$221
Timber	(7)	(20)	(14)	(14)
Equity accounted investments	844	37	878	28
Power contracts	15	(59)	19	58
Redeemable units	(44)	42	(160)	(59)
Interest rate contracts	(11)	(36)	(4)	(73)
Other	(12)	(48)	44	(34)

	$1,088	$(1)	$1,370	$127

Q2 2011 INTERIM REPORT	85

SHAREHOLDER INFORMATION

Shareholder Enquiries

Shareholder enquiries should be directed to our Investor Relations group at:

Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone:	416-363-9491
Facsimile:	416-363-2856
Web site:	www.brookfield.com
E-Mail:	inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone:	416-643-5500 or 1-800-387-0825
(toll free throughout North America)
Facsimile:	416-643-5501
Web site:	www.cibcmellon.com
E-Mail:	inquiries@cibcmellon.com

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21	BAM.PR.O	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of the company’s 2011 Second Quarter Interim is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

Registered holders of Class A Limited Voting Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Limited Voting Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional Class A Limited Voting Shares in the company without payment of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our web site.

Dividend Record and Payment Dates

	Record Date	Payment Date
Class A Limited Voting Shares [1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 10, 11, 12, 13, 17, 18, 21, 22, 24, 26 and 28	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.	All dividend payments are subject to declaration by the Board of Directors

86	BROOKFIELD ASSET MANAGEMENT

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States Three World Financial Center 200 Vesey Street, 11th Floor New York, New York 10281-0221 T 212.417.7000 F 212.417.7196	Sydney – Australia Level 22 135 King Street Sydney, NSW 2001 T 61.2.9322.2000 F 61.2.9322.2001	Hong Kong Lippo Centre, Tower One 13/F, 1306 89 Queensway, Hong Kong T 852.2143.3003 F 852.2537.6948	Dubai – UAE Level 1, Al Manara Building Sheikh Zayed Road Dubai, UAE T 971.4.3158.500 F 971.4.3158.600

Toronto – Canada Brookfield Place, Suite 300 Bay Wellington Tower 181 Bay Street, Box 762 Toronto, Ontario M5J 2T3 T 416.363.9491 F 416.365.9642	London – United Kingdom 23 Hanover Square London W1S 1JB United Kingdom T 44 (0) 20.7659.3500 F 44 (0) 20.7659.3501	Rio de Janeiro – Brazil Rua Lauro Müller 116, 21° andar, Botafogo - Rio de Janeiro - Brasil 22290 - 160 CEP: 71.635-250 T 55 (21) 3527.7800 F 55 (21) 3527.7799	Mumbai Suite 1201, Trident Nariman Point, Mumbai 400021, India T +91(22) 6630 6003 F +91(22) 6630 6011

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